British Telecommunications plc

Annual Report
and Form 20-F
2003

As a wholly-owned subsidiary of BT Group plc, British
Telecommunications plc meets the conditions set forth in General
Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on
Form 20-F and is therefore filing this Form 20-F with the reduced
disclosure format

This is the annual report for the year ended 31 March 2003. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

References to the "financial year" are to the year ended 31 March of each year, e.g. the "2003 financial year" refers to the year ended 31 March 2003. Unless otherwise stated, all non-financial statistics are at 31 March 2003.
Please see cautionary statement regarding forward-looking statements on page 79.
In this annual report, references to "BT", "BT plc", the "company", the "group", "us" or "we" are to British Telecommunications plc and its subsidiaries, or any of them, as the context may require.

Business review

The review is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 79.
All customer numbers are given as at 31 March 2003, unless stated otherwise.
EBITDA = Earnings before interest, taxation, depreciation and amortisation. The definition, reconciliation and reasons for disclosing EBITDA are discussed in the Financial review.

Introduction

British Telecommunications plc is a wholly owned subsidiary of BT Group plc and is BT Group plc's principal trading subsidiary.

BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe. British Telecommunications plc holds virtually all businesses and assets of the BT group. Our collective aim is to create shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through developing and marketing new, higher-value broadband and internet products and services.

BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services (formerly BT Ignite).

In the year ended 31 March 2003 (the 2003 financial year), 94% of our revenues were derived from operations within the UK, where we are the largest full service telecommunications operator, serving over 20 million customers. BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, major business, business and wholesale markets, and offer a broad spectrum of communications products and services. Our aim is to increase profitable revenues from data and advanced broadband and internet services and to reduce further our dependence on revenues and profit generated by fixed-line voice services.

For a summary of turnover for our lines of business for the years ended 31 March 2002 and 2003, see the table on page 4.

Group strategy

In 2002 BT set out its three-year strategy to create value for shareholders by being the best provider of communications services and solutions for everybody in the UK, and for multi-site organisations with European operations, achieving global reach through partnership.

We have seven strategic priorities:

■ to deliver the highest levels of customer satisfaction performance and reduce the number of dissatisfied customers each year
■ to achieve organic profitable revenue growth, while carefully controlling capital expenditure
■ to put broadband at the heart of BT, expand the market for broadband services and create a media-enabled network
■ to provide solutions and other value-added services for multi-site organisations with European operations
■ to place all UK networks under a single management structure and to limit investment in legacy voice and data platforms, while migrating operations to new platforms
■ to move into broadband and mobility services for consumers; and also into advanced services, such as communications solutions and outsourcing for major business customers; and ICT (information and

communications technology) for SME (small and medium enterprises).

■ all delivered by diverse, skilled and motivated people.

Broadband

Broadband is at the heart of our strategy and, during the year, we made progress in our drive to enhance the awareness, availability and attractiveness of broadband.

As at 16 May 2003, we had 936,000 ADSL (asymmetric digital subscriber line) connections and are on track to meet our target of one million connections by summer 2003. The speed at which this is happening is generating economies of scale that will help us continue to reduce costs and progress beyond the one million figure.

A series of technological breakthroughs can, for the first time, bring ADSL within potential reach of 90% of UK homes and small businesses within the next few years.

In November 2002, as further evidence of our commitment to broadband, we announced the appointment of BT's first Chief Broadband Officer, whose role is to direct and align the people and processes involved in the end-to-end delivery of broadband.

Restructuring

During the 2002 financial year, we substantially completed a radical restructuring programme, the key elements of which were:

■ the UK's largest-ever rights issue – 1.98 billion new shares were issued to shareholders who took up their rights, raising £5.9 billion, net of expenses

■ the demerger of the majority of BT's mobile businesses to create two separate listed companies – BT Group plc and mmO$_2$ plc

■ the disposal of significant non-core businesses and assets

■ the unwind of Concert, BT's joint venture with AT&T

■ the creation of customer-focused lines of business

■ a major programme of debt reduction.

Demerger of mmO$_2$

On 19 November 2001, we completed the demerger of mmO$_2$, comprising what were BT's wholly-owned mobile assets in Europe: O$_2$ UK (formerly known as BT Cellnet), O$_2$ Communications (Ireland) (formerly known as Esat Digifone), Telfort Mobiel, Viag Interkom, Manx Telecom and Genie. Shareholders received one share in mmO$_2$ plc and one share in BT Group plc for each share they previously held in British Telecommunications plc. Trading in BT Group plc and mmO$_2$ plc shares began on 19 November 2001.

BT and mmO$_2$, through arm's length negotiations, entered into a number of agreements to define the continuing relationship between the groups, including the agreement that, until November 2004, we will exclusively promote the mobile products and services of O$_2$ UK to the business market in the UK.

The agreements that we would not offer mobile products and services to the consumer market in the UK

solely under the BT brand, and that parts of mmO$_2$ were able to use some of our trademarks and brands on a transitional basis, both lapsed on 31 March 2003.

Acquisitions and disposals

Between the 1999 and 2002 financial years, BT made a number of significant acquisitions, including taking stakes in Japan Telecom and J-Phone Communications in Japan, and control of Viag Interkom in Germany, and Esat Telecom and Esat Digifone in the Republic of Ireland. During the 2002 financial year, reflecting the change in the group's strategy, we disposed of a number of businesses and assets, including Yell – our international directories and e-commerce business – and our stakes in Japan Telecom, J-Phone Communications and Airtel, the Spanish wireless operator. The consideration received enabled us to focus on our core businesses and to reduce net debt.

In January 2003, we completed the sale of our 26% stake in Cegetel Groupe SA, the leading alternative fixed-line operator in France, to Vivendi Universal for £2.6 billion in cash. After accounting for goodwill written back from reserves, BT realised a profit of approximately £1.5 billion before an exceptional interest charge of £0.3 billion on closing out fixed interest rate swaps.

In the 2003 financial year, we disposed of a number of non-core investments, including stakes in BSkyB, Mediaset Blu and SmarTone.

No material acquisitions were made in the 2003 financial year.

Property

In December 2001, as part of our wider property outsourcing arrangement, we completed the sale and leaseback of the majority of our UK property portfolio to Telereal, a 50/50 joint venture partnership between Land Securities Trillium and the William Pears Group, for £2.4 billion in cash. Approximately 6,700 properties, offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres, equating to approximately 5.5 million square metres were transferred. Under these arrangements, Telereal is responsible for providing accommodation and estate management services to BT.

We retained direct ownership of approximately 220 properties – including certain telephone exchanges, computer centres and high radio towers – totalling some 800,000 square metres. We also retained BT Centre, our headquarters building, Adastral Park, our major research facility near Ipswich, Madley and Goonhilly earth satellite stations and the BT Tower in Central London.

In the third quarter of the 2003 financial year, we provided £198 million against the costs of vacating and disposing of surplus London offices, as we rationalise from 14 buildings to five.

Concert

On 1 April 2002, we completed the unwind of Concert, our international joint venture with AT&T, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

As a result of the unwind, we have largely taken back into our ownership those parts of Concert originally contributed by us to the joint venture, while AT&T has taken back into its ownership those parts it originally contributed. We have acquired substantially all of Concert's managed services network infrastructure in Europe, Africa, the Middle East and the Americas, and substantially all of the customer and supplier contracts that we originally contributed to Concert. Concert assets that have been returned to us are now managed by BT Global Services while Concert customers that have been returned to us are now managed partly by BT Global Services and partly by BT Retail.

Simultaneously with the completion of the termination of the Concert joint venture, AT&T acquired BT's share of our Canadian joint venture, through which we held an indirect minority shareholding in AT&T Canada. As a result, BT no longer has any obligations in relation to AT&T Canada.

Debt reduction programme
Net debt has been reduced from £27.9 billion as at 31 March 2001 to £9.6 billion as at 31 March 2003. Key to the reduction in the 2003 financial year was the disposal of our stake in Cegetel and operating cash flow improvements.

Pension fund
The latest triennial funding valuation of the group's defined benefit pension scheme, the BT Pension Scheme, was performed by the independent actuary as at 31 December 2002. The valuation showed the assets of £22.8 billion to be sufficient to cover 92% of the liabilities, with a resulting deficit of £2.1 billion. With effect from April 2003, the regular company contributions have increased to 12.2% of employees' pensionable pay from 11.6% and the annual deficiency payment has increased to £232 million from £200 million. The group remains committed to making good the funding deficit.

Lines of business
The following table sets out the group turnover for each of our lines of business in the 2003 and 2002 financial years.

	Group turnover	
Years ended 31 March	2003 £m	2002 £m
BT Retail	13,301	12,811
BT Wholesale	11,260	12,256
BT Global Services	5,251	4,472
Other	41	70
Intra-group	(11,126)	(11,162)
Total continuing activities	18,727	18,447
Total discontinued activities	–	2,112
Totals	18,727	20,559

BT Retail

Years ended, or as at, 31 March	2003	2002
Group turnover	£13,301m	£12,811m
No. of employees ('000)	50.4	51.2

BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets. It trades under one of the UK's leading brands – BT – and is the prime channel to market in the UK for other businesses in the BT group. It supplies a wide range of communication products and services, including voice, data, internet and multimedia services, and offers a comprehensive range of managed and packaged communications solutions.

Its strategy is to improve the customer experience, control costs and increase cashflow, defend core revenues and build new revenue streams.

The core portfolio covers traditional telephony products such as calls, analogue/digital lines and private circuits. New revenue generation is focused on broadband, mobility and ICT.

Fixed-network call revenues, including rental and connection charges, accounted for approximately 29% of our revenues in the 2003 financial year.

In the residential fixed-voice call market, BT Retail's share remained stable over the year at around 73%, as it has been since June 2000. The number of residential voice lines grew by 0.2%. Our market share of the business fixed voice sector for the 2003 financial year was 45%, compared with 49% for the 2002 financial year.

BT Retail has three main customer groups: consumer (residential customers), major business (corporate customers and the public sector) and business (usually companies of up to 500 employees). It has approximately 19 million consumer customers and over one million business customers, including major business customers.

In total, BT Retail grew new-wave revenues from £582 million in the 2002 financial year to £850 million in the 2003 financial year, a 46% increase.

With effect from 1 January 2003, the former BT Openworld results have been reported within BT Retail, and the segmental results have been restated to reflect BT Openworld as part of BT Retail for all periods under review.

During the year, BT Openworld grew its broadband customer base by 171% to over 290,000 and it remains the leading ISP supplier for broadband ADSL services in the UK. BT Broadband, launched in September 2002, had 137,000 customers by 31 March 2003.

BT Wholesale

Years ended, or as at, 31 March	2003	2002
Group turnover	£11,260m	£12,256m
No. of employees ('000)	27.6	29.8

BT Wholesale provides network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN (integrated services digital network) connections. It serves more than 500 communication companies, fixed and mobile network operators and service providers, including BT Retail and BT Global Services. It aims to build complete communications packages and works with its customers to help them succeed in their businesses. BT Wholesale has 885 local and trunk processor units, 119 million kilometres of copper wire and six million kilometres of optical fibre.

BT Wholesale is moving into new markets. The emphasis is changing from the regulated, capital-intensive products in our traditional portfolio, to internet connectivity, network facilities management, mobility, equipment, and content and applications.

As at 31 March 2003, BT Wholesale's installed base of ADSL lines was around 800,000, including lines for BT Broadband's 137,000 customers and BT Openworld's 290,000 customers, representing growth of 380% over the previous year. Since January, we have been adding well over 20,000 connections per week and at 16 May 2003 total connections were 936,000. We are on target to reach one million connections in summer 2003.

BT Global Services

Years ended, or as at, 31 March	2003	2002
Group turnover	£5,251m	£4,472m
No. of employees ('000)	17.2	16.7

BT Global Services (formerly BT Ignite and re-named in April 2003) is BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations. Building on the existing relationships BT has with large multi-site organisations in the UK and internationally, BT Global Services provides global reach, and a complete range of ICT solutions and services.

BT's extensive global communications network and strong strategic partnerships enable us to serve customers in all key commercial centres of Europe, North America and Asia Pacific. In Europe, this network links more than 250 towns and cities across 16 countries back into our ubiquitous UK network, and beyond into the Americas and Asia Pacific.

Other businesses

As at 31 March 2003, BT held stakes in a number of other businesses, including:

■ stakes in four satellite entities – Eutelsat, Immarsat, Intelsat and New Skies

■ a 16.6% stake in L G Telecom, a mobile cellular telephone operator in the Republic of Korea

■ an 11.9% stake in StarHub, the enlarged fixed and mobile communications operator and pay-TV operator in Singapore, formed by the merger in June 2002 between StarHub and Singapore Cable Vision (BT's stake was previously 18% in StarHub alone)

■ a 23% stake in Albacom, a fixed communications operator in Italy.

Research and development and IT support

BT Exact is BT's centre of excellence in IT and networking technologies, providing the specialist technical skills that BT needs to extend the reach of our broadband services, operate our networks efficiently and deliver world-class customer service.

BT Exact also works with BT Retail, BT Wholesale and BT Global Services to address the more complex needs of our customers, extend our portfolio of products and services and ensure that our customers gain full advantage from the opportunities created by new technologies.

Specialist technical services are also offered directly to telecommunications equipment manufacturers and suppliers of the software applications used in the core of the world's public communication networks.

Legal proceedings

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The first hearing has been scheduled for 11 July 2003, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

Financial review

Please see cautionary statement regarding forward-looking statements on page 79.

Introduction

The 2003 financial year was characterised by a focus on implementing and delivering the three year strategy announced in April 2002 and further corporate transactions in the continued restructuring of the group and reduction of net debt. The corporate transactions included the unwind of the Concert joint venture on 1 April 2002 and the disposal of our interest in Cegetel for £2.6 billion.

The 2002 financial year was dominated by a series of corporate transactions designed to focus and transform the group and reduce its net debt position. Those corporate transactions included raising £5.9 billion through the rights issue in June 2001, selling our Japanese telecom and Spanish mobile phone investments for £4.8 billion, selling the Yell directories business for approximately £2 billion, the demerger of mmO$_2$ and the sale and leaseback of properties for £2.4 billion.

As a result of the major restructuring of the group and the significant level of corporate transactions completed during the period under review, we believe it is difficult for investors to meaningfully compare the financial performance of the group between the financial years under review. In this Financial review the commentary is therefore focused principally on the trading results of the continuing activities of BT before goodwill amortisation and exceptional items. In comparing the continuing activities of the group, the results of our discontinued activities, namely our Japanese telecom and Spanish mobile investments, Yell and mmO$_2$ are excluded. Goodwill amortisation is excluded because the annual charge has varied significantly during the period under review as a result of the corporate transactions noted above and the exceptional impairment charges. The exceptional items are excluded because they predominantly relate to the corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.

The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.

The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

| Summarised profit and loss account | 2003 | | 2002 |
	Continuing activities and total £m	Continuing activities £m	Total* £m
Total turnover	**20,182**	21,815	24,642
Group's share of associates' and joint ventures' turnover	**(1,455)**	(4,049)	(4,764)
Trading between group and principal joint venture	**–**	681	681
Group turnover	**18,727**	18,447	20,559
Other operating income	**215**	361	362
Operating costs	**(16,370)**	(18,854)	(21,400)
Group operating profit (loss):			
Before goodwill amortisation and exceptional items	**2,790**	2,771	2,580
Goodwill amortisation	**(20)**	(121)	(352)
Exceptional items	**(198)**	(2,696)	(2,707)
	2,572	(46)	(479)
Group's share of operating profit (loss) of associates and joint ventures	**329**	(1,443)	(1,381)
Total operating profit (loss):			
Before goodwill amortisation and exceptional items	**2,971**	2,663	2,546
Goodwill amortisation	**(22)**	(162)	(405)
Exceptional items	**(48)**	(3,990)	(4,001)
	2,901	(1,489)	(1,860)
Profit on sale of fixed asset investments and group undertakings	**1,691**	21	3,397
Profit on sale of property fixed assets	**11**	1,089	1,089
Amounts written off investments	**(7)**	(535)	(535)
Net interest payable	**(1,439)**	(1,579)	(1,622)
Profit (loss) on ordinary activities before taxation:			
Before goodwill amortisation and exceptional items	**1,829**	1,273	122
Goodwill amortisation	**(22)**	(162)	(406)
Exceptional items	**1,350**	(3,604)	753
	3,157	(2,493)	469
Taxation	**(459)**	(385)	(443)
Profit (loss) after taxation	**2,698**	(2,878)	26
Minority interests	**(12)**	(10)	(23)
Profit (loss) for the financial year	**2,686**	(2,888)	3

* Including discontinued activities

Line of business summary	Group turnover		Group operating profit (loss)		Goodwill amortisation		Exceptional charges (credits)		Group operating profit (loss) before goodwill amortisation and exceptional items	
	2003 £m	2002 £m	**2003** £m	2002 £m	**2003** £m	2002 £m	**2003** £m	2002 £m	**2003** £m	2002 £m
BT Retail	**13,301**	12,811	**1,424**	872	**1**	1	**–**	111	**1,425**	984
BT Wholesale	**11,260**	12,256	**1,924**	2,163	**–**	–	**–**	79	**1,924**	2,242
BT Global Services	**5,251**	4,472	**(446)**	(2,684)	**19**	120	**–**	2,211	**(427)**	(353)
Other	**41**	70	**(330)**	(397)	**–**	–	**198**	295	**(132)**	(102)
Intra-group	**(11,126)**	(11,162)	**–**	–	**–**	–	**–**	–	**–**	–
Total continuing activities	**18,727**	18,447	**2,572**	(46)	**20**	121	**198**	2,696	**2,790**	2,771
Discontinued activities	**–**	2,112	**–**	(433)	**–**	231	**–**	11	**–**	(191)
Group totals	**18,727**	20,559	**2,572**	(479)	**20**	352	**198**	2,707	**2,790**	2,580

Group results

All references in this section to the prior year results or performance against the prior year are in relation to the results from continuing activities.

Group turnover increased by 2% to £18,727 million in the 2003 financial year. The strength in the group's new wave businesses and a strong defence of the group's market share in its existing businesses was offset by price deflation.

Group operating profit before goodwill amortisation and exceptional items at £2,790 million for the financial year was £19 million higher than the 2002 financial year. The cost efficiencies achieved during the year were offset by a £90 million increase in leaver costs, the negative group operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback transaction. In total, these effects reduced group operating profits by over £400 million, although this was compensated for at the profit before tax level by a corresponding improvement in our share of the operating profits of associates and joint ventures and net interest payable.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was £181 million compared to a £108 million loss in the 2002 financial year, the improvement mainly reflecting the benefit of the unwind of the Concert global venture.

Net interest payable before exceptional items was £1,146 million for the 2003 financial year, an improvement of £271 million against the 2002 financial year as a result of the reduction in the level of net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £1,829 million in the 2003 financial year, an increase of 44%, reflecting the underlying operating performance of the group, and lower net interest costs.

The taxation charge was £598 million on the profit before goodwill amortisation and exceptional items, an effective rate of 32.7% compared to 41.5% in the 2002 financial year. The high effective rate in the 2002 financial year was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not available.

Line of business results

During the 2003 financial year BT Openworld was transferred under the management control of BT Retail and the results have been adjusted to reflect this change for all periods under review.

There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect these changes.

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in the Financial review.

In addition to measuring financial performance of the lines of business based on the operating profit before goodwill amortisation and exceptional items, management also measure the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit (loss) before depreciation and amortisation. This may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.

EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group's liquidity, which is shown by the group's cash flow statement and needs to be considered in the context of the group's financial commitments. A reconciliation of EBITDA before exceptional items to group operating profit by line of business is provided in the table across the page

	Depreciation		Amortisation of intangible assets		EBITDA before exceptional items		Capital expenditure		Operating free cash flow before exceptional items		
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	
	209	216	**–**	–	**1,634**	1,200	**115**	153	**1,519**	1,047	BT Retail
	1,923	1,914	**–**	–	**3,847**	4,156	**1,652**	1,974	**2,195**	2,182	BT Wholesale
	601	496	**4**	3	**178**	146	**439**	609	**(261)**	(463)	BT Global Services
	278	348	**–**	–	**146**	246	**239**	364	**(93)**	(118)	Other
	–	–	**–**	–	**–**	–	**–**	–	**–**	–	Intra-group
	3,011	2,974	**4**	3	**5,805**	5,748	**2,445**	3,100	**3,360**	2,648	Total continuing activities
	–	414	**–**	11	**–**	234	**–**	808	**–**	(574)	Discontinued activities
	3,011	3,388	**4**	14	**5,805**	5,982	**2,445**	3,908	**3,360**	2,074	Group totals

above. Trends in EBITDA are discussed for each line of business in the following commentary.

The following commentary on the line of business results also discusses their operating free cash flow before exceptional items, which is defined as EBITDA before exceptional items less capital expenditure. This cash flow measure is used to monitor the contribution to the group free cash flow of the line of business management teams, who are set targets against this measure. It is not possible to directly reconcile this measure to the cash flow from operating activities by line of business because of the group's centralised treasury and cash operations. We believe investors are interested in understanding the cash flow performance of the individual lines of business and therefore operating free cash flow is the liquidity measure that we use at a line of business level. Operating free cash flow is not used as a liquidity measure at a consolidated group level where cash generation can be directly measured by reference to the consolidated cash flow statement. Trends in operating free cash flow are discussed for each line of business in the following commentary.

The table across the page above shows the reconciliation of the group operating profits to EBITDA before exceptional items and operating free cash flow before exceptional items.

The following table shows the reconciliation of operating free cash flow before exceptional items to the group's cash inflow from operating activities.

	2003 £m	2002 £m
Operating free cash flow before exceptional items	**3,360**	2,074
Capital expenditure	**2,445**	3,908
Changes in working capital, non cash movements and other items	**416**	(265)
Exceptional items	**(198)**	(2,707)
Impairment charges	**–**	2,247
Cash inflow from operating activities	**6,023**	5,257

BT Retail	**2003 £m**	2002 £m
Group turnover	**13,301**	12,811
Gross margin	**3,874**	3,460
Sales, general and administration costs*	**2,240**	2,260
Group operating profit*	**1,425**	984
EBITDA*	**1,634**	1,200
Capital expenditure	**115**	153
Operating free cash flow*	**1,519**	1,047

* Before goodwill amortisation and exceptional items

In the 2003 financial year, BT Retail's results have shown the benefits of the strategic focus on defending core revenues and gross margins, cost reductions through a series of cost transformation programmes and growing top line revenue through new wave initiatives in the information, communications and technology (ICT), broadband and mobility markets. In the 2003 financial year, the results include those of the re-integrated Concert business relating to UK multinational customer accounts, including the associated sales force and account management functions.

Within the residential voice market BT Retail maintained market share as it has done since June 2000, with share internally estimated at around 73%. In the business voice market, internal estimates put BT Retail's market share at 45% compared to 49% in the 2002 financial year.

BT Retail's turnover increased by 4% in the 2003 financial year to £13,301 million. As well as the benefit of the returning Concert business customers, BT Retail continued to defend core revenues and grew new wave revenues.

Turnover is summarised as follows:

BT Retail turnover	2003 £m	2002 £m
Voice services	9,578	9,561
Intermediate products	2,873	2,668
Total core	12,451	12,229
New wave	850	582
Total	13,301	12,811
Sales to other BT businesses included above	1,968	2,087

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales and rentals and other business voice products. Overall turnover from voice services was maintained in the 2003 financial year.

Call revenues comprise all calls made by customers on the BT fixed line network in the UK, including outbound international calls, calls to mobile phones and calls to the internet. These were 2% lower in the 2003 financial year as a result of price and volume reductions.

BT Retail's total call volumes declined by 5% (2002 – 6% growth) with geographic (local, national and international) calls declining by 4% (2002 – 6%). This decline in geographic call volumes has been offset by growth in fixed to mobile call volumes of 6% (2002 – 10%). The rate of decline in geographic call volumes has been stemmed due to initiatives in the residential market such as BT Together, Chataway weekends and the 1571 service. In the business voice market, volumes declined in the 2003 financial year, driven by a combination of customers switching out of traditional telephony and pressure from the implementation of Carrier Pre-Selection (CPS). Building on the success of the BT Together residential packages, BT Business Plan was launched in January 2003 to combat the effect of CPS, a competitive package which places a ceiling of 10 pence on national and local business calls, rewards loyalty and provides a single BT customer contact.

Non geographic call volumes declined by 6% mainly reflecting the switch of internet calls from measured call minute products to a mixture of flat rate based products and broadband products. This continued trend will dilute the correlation between revenues and call minutes.

Turnover from analogue exchange lines and other voice services (which includes operator services, directory enquiries, payphones and chargecards) of £4,896 million (2002 – £4,778 million) increased by 3%.

Turnover from intermediate products of £2,873 million (2002 – £2,668 million) increased by 8% despite the migration of customers from retail private circuits to partial private circuits. As a result of changes required by Oftel, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. This reduced revenue by approximately £100 million in the 2003 financial year.

The total number of BT Retail lines have increased by 1% to 29.3 million at 31 March 2003 with high speed ISDN lines being the main driver behind the growth.

New wave revenues grew by 46% to £850 million reflecting the continued focus on the ICT, broadband and mobility products.

BT Broadband and BT Openworld broadband products performed strongly. BT Broadband, launched in September 2002, had 137,000 connections at 31 March 2003 and the BT Openworld broadband product, launched in March 2002 had 292,000 connections at 31 March 2003 giving total BT Retail broadband connections of 429,000, 54% of BT Wholesale's 800,000 ADSL connections.

Gross margin increased by 12% to £3,874 million, driven by the success of BT Together packages, improved product mix and lower wholesale prices which more than offset the impact of the decline in call volumes.

Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyse their costs in this manner for management purposes in common with other retail organisations and they have set target savings for selling, general and administration costs.

Cost transformation programmes in the 2003 financial year generated savings in sales, general and administration costs which were offset by the additional costs associated with the Concert business. Excluding these Concert related costs there was a reduction of 7% to £2,240 million. These savings were driven by a reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality, billing initiatives and similar cost reduction programmes. These cost savings were net of the costs of the investment in new wave activities. BT Retail comfortably exceeded its target of £200 million sales, general and administration cost savings in the core business in the 2003 financial year.

The number of employees in BT Retail at 31 March 2003 and 31 March 2002 was 50,400 and 51,200 respectively. 800 employees joined BT Retail from the Concert global venture.

The cost savings and improved gross margins contributed towards BT Retail's strong EBITDA growth, before exceptional items, of £434 million (36%) to £1,634 million. These improvements have enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) before exceptional items of £1,519 million, representing an improvement of 45%. This also reflects the reduction in capital expenditure to £115 million (2002 – £153 million).

BT Wholesale	2003 £m	2002 £m
Group turnover	**11,260**	12,256
Group operating profit*	**1,924**	2,242
EBITDA*	**3,847**	4,156
Capital expenditure	**1,652**	1,974
Operating free cash flow*	**2,195**	2,182

* Before goodwill amortisation and exceptional items

The majority of BT Wholesale's revenues are for supplying network services to other BT lines of business (2003 – 69%, 2002 – 68%), mainly to BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT's UK fixed network, including mmO$_2$ since the demerger. Internal turnover and costs with mmO$_2$ for prior years have been reclassified as external in this section to enable a meaningful year on year comparison.

In the 2003 financial year, turnover totalled £11,260 million, a decline of 8%. The results for the 2002 financial year included total turnover of £770 million relating to the former Concert global venture, which was re-integrated from 1 April 2002. Excluding this Concert turnover in the 2002 financial year, the underlying turnover declined by 2% in the 2003 financial year. This reduction in the 2003 financial year is primarily due to a 7% decrease in network unit prices and mix, and a 5% increase in network volumes.

External turnover declined by 11% in the 2003 financial year to £3,472 million; although excluding sales to Concert in the 2002 financial year, the underlying external turnover increased by 3%.

Within traditional products, the impact of price reductions – due to flat rate price packages, Network Charge Control (NCC) and Oftel price determinations – coupled with unfavourable market conditions have stemmed the rate of growth in external turnover. Turnover from retail private circuits at £309 million reduced by 14%. The decline is due to the migration of customers from retail private circuits to lower priced partial private circuits, introduced in August 2001, which showed an increase in turnover of 89% to £106 million. FRIACO (Flat Rate Internet Access Call Origination), a new product in the 2002 financial year, generated turnover of £84 million in the 2003 financial year (2002 – £68 million) and follows the move to flat rate packages by internet service providers. Conveyance and low margin transit revenues of £2,064 million have remained virtually flat reflecting the ongoing slow down in the mobile market and TMT sector that began in the final quarter of the 2002 financial year.

New business external turnover, including broadband and solutions products and services, at £189 million showed strong growth of 85% reflecting the gains being made in network facilities management and internet connectivity products, including ADSL lines. Wholesale ADSL lines had an installed base of 800,000 at 31 March 2003 representing growth of 380% over the previous year. At 16 May 2003 the installed base was 936,000 and with additions since January 2003 running at a rate of well over 20,000 connections per week are on target to reach one million connections in the summer of 2003.

In the 2003 financial year, internal turnover decreased by 7% to £7,788 million. The unwind of the Concert global venture has resulted in a reduction of internal revenues. Excluding the Concert related revenues in the 2002 financial year, the reduction in internal turnover was 4%. This reduction was primarily due to a reduction in prices on sales to BT Retail, partly offset by the increased sales to other BT lines of business.

Despite network volume increases, BT Wholesale's operating costs, excluding depreciation and exceptional items, decreased by 10% to £7,538 million, mainly due to the £905 million of Concert related costs in the 2002 financial year offset by an increase in leaver costs of £108 million.

Interconnect payments to other network operators decreased by 18% to £3,143 million. The unwind of the Concert global venture accounted for the majority of this reduction as interconnect payments to Concert were no longer made. These costs are mainly recharged to BT Retail with no margin or reflect external transit revenues with a minimal margin.

Net staff costs at £815 million, increased by 19% reflecting an increase in leaver costs of £108 million. The increase also reflects a change in the mix of capital and current work.

Payments to other BT lines of business declined by 12% to £3,010 million principally due to the unwind of the Concert global venture which reduced the cost of sales of BT Retail products, and a reduction in service costs.

Depreciation costs were broadly flat at £1,923 million.

In the 2002 financial year an exceptional bad debt charge of £79 million was recognised as a result of the severe liquidity problems in the TMT sector during the latter part of the year.

EBITDA at £3,847 million was 7% lower than in the 2002 financial year.

Operating profit at £1,924 million was 14% lower, before exceptional items.

Capital expenditure on plant and equipment at £1,652 million was 16% lower than the 2002 financial year. This reflects continued cost control, tight governance and the alignment of capital spend with the development of the future network strategy.

During the 2003 financial year, BT Wholesale focused its cost reduction programme on managed cash costs (operating costs excluding payments to other network operators and depreciation, plus capital expenditure). After adjusting for the unwind of Concert, managed cash costs at £6,047 million decreased by 1% despite the 5% increase in network volumes and extra leaver payments of £108 million. After allowing for price changes and volume effects, the managed cash cost savings were £237 million, exceeding the full year target of £200 million. Managed cash costs are used to measure the controllable operating and capital cash costs of the BT Wholesale business. Accordingly it excludes payments to other network operators and depreciation. Targets have been set for achieving managed cash cost savings and accordingly performance against those targets is reported.

BT Wholesale maintained its strong cash generation performance with operating free cash flow (EBITDA less capital expenditure) of £2,195 million.

BT Global Services	2003 £m	2002 £m
Group turnover	**5,251**	4,472
Group operating loss*	**(427)**	(353)
EBITDA*	**178**	146
Capital expenditure	**439**	609
Operating free cash flow*	**(261)**	(463)

* Before goodwill amortisation and exceptional items

BT Global Services (formerly known as BT Ignite) is BT's business services and solutions business, serving customers worldwide. It is an ICT service provider, offering integrated data and value-added services to meet the European needs of global multi-site corporates and the global needs of European corporates. BT Global Services now includes the former Concert managed services network infrastructure in Europe, Africa, the Middle East and the Americas within its business supporting the frame relay, ATM IP and other data services. The Global Products and Global Carrier divisions within BT Global Services reflect the majority of the results of the returning Concert businesses in the 2003 financial year.

In the 2003 financial year turnover was £5,251 million representing an increase of 17%. The Global Carrier division reflected an increase of £744 million to £1,007 million, principally due to the re-integration of the international carrier business of the former Concert global venture. Global Products turnover grew by 22% to £1,883 million mainly due to the re-integration of Concert and the growth in IP VPN (Internet Protocol Virtual Private Network) products. Syntegra performed strongly in the difficult systems integration market with turnover of £623 million, an increase of 2%. Solutions turnover grew by 11% to £2,042 million and order intake in the second half of the year has been very strong, with total orders of £3.6 billion, after a slow first half year.

Continued cost reductions, both in network costs as well as selling, general and administration costs, helped generate improvements in EBITDA before exceptional items of 22% to £178 million. The re-integration of the former Concert business has had an adverse impact on the growth in EBITDA before exceptional items. The 2003 and 2002 financial years include leaver costs of £65 million and £55 million respectively. Headcount increased by 3% to 17,200 as a result of the re-integration of 1,900 employees from the former Concert business offset by leavers. All major European operations achieved their target of becoming EBITDA positive during the 2003 financial year.

In the 2002 financial year an exceptional charge of £2,211 million was recognised principally relating to the impairment of the goodwill and tangible fixed assets of the

European activities. This followed the announcement that activities were being streamlined to focus on multi-site corporate customers.

The group operating loss before goodwill amortisation and exceptional items increased by £74 million to a loss of £427 million, including the adverse impact of the former Concert business.

Capital expenditure for the 2003 financial year was £439 million, a reduction of 28%, and £609 million in the 2002 financial year, a reduction of 35%. This demonstrates the focus on cash control and is reflected in the £202 million improvement in operating free cash outflow (EBITDA less capital expenditure) before exceptional items to £261 million in the 2003 financial year.

Other operating income
As part of the arrangements for the establishment of Concert, BT had been seconding staff and providing administrative and other services from its launch in early January 2000. The income from these services totalled £nil in the 2003 financial year and £135 million in the 2002 financial year.

Operating costs
Total operating costs from continuing activities were reduced by 13% to £16,370 million. Operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture. Because these activities have been fully integrated into the lines of business it is not possible to separately identify those specific costs associated with the activities of the former Concert global venture. In both financial years, net exceptional costs from continuing activities were incurred. These amounted to £198 million and £2,696 million in the 2003 and 2002 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	2003 £m	2002 £m
Continuing activities:		
Staff costs	**4,248**	4,260
Own work capitalised	**(583)**	(623)
Depreciation	**3,011**	2,974
Goodwill and other intangibles amortisation	**24**	124
Payments to telecommunications operators	**3,846**	4,289
Other operating costs	**5,626**	5,134
Total operating costs from continuing activities before exceptional costs	**16,172**	16,158
Exceptional costs	**198**	2,696
Total operating costs from continuing activities	**16,370**	18,854
Total operating costs from discontinued activities	**–**	2,546
Total operating costs	**16,370**	21,400

Staff costs from continuing activities were broadly flat in the 2003 financial year at £4,248 million. The numbers employed in the continuing activities decreased by 3,900 to 104,700 at 31 March 2003. The increased leaver costs and salary increases offset the impact of the lower head count in the 2003 financial year.

The allocation for the employee share ownership scheme, included within staff costs, was £36 million in the 2003 financial year (2002 – £25 million).

Early leaver costs from continuing activities, before exceptional items, of £276 million were incurred in the 2003 financial year, compared with £186 million in the 2002 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. This includes the cost of enhanced pension benefits provided to leavers which amounted to £60 million, and £46 million in the 2003 and 2002 financial years, respectively. In the 2002 financial year this did not reflect the full cash cost because there was a pension fund accounting surplus, which for accounting purposes includes any provision for pensions on the group's balance sheet, and in accordance with BT's accounting policies, the accounting surplus was utilised before making a charge to the profit and loss account. The cost of enhanced pension benefits charged against the accounting surplus in the 2002 financial year amounted to £140 million. In the 2002 financial year the excess over the available accounting surplus, amounting to £46 million, was charged to the profit and loss account. Under the NewStart programme launched in the fourth quarter of 2001, BT employees who leave in advance of normal retirement age receive a leaving payment rather than a redundancy payment and the incremental pension benefits have been scaled down which has reduced the level of the cash cost associated with early leavers.

The depreciation charge from continuing activities increased by 1% in the 2003 financial year to £3,011 million despite the reduction in property depreciation as a result of the property sale and leaseback in December 2001. The increase reflects a reduction in the estimated asset lives, reflecting BT's continuing investment in its networks and broadband investment.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted Financial Reporting Standard No. 10, and amortisation of other intangibles totalled £24 million compared with £124 million in the 2002 financial year reflecting the impact of the demerger of mmO$_2$ and the impairment of goodwill in the 2002 financial year which significantly reduced the carrying value of goodwill. Goodwill on acquisitions before 1 April 1998 was written off directly to reserves.

Payments to other telecommunication operators from continuing activities reduced by 10% to £3,846 million. The payments in the 2002 financial year include those made to the Concert global venture for the delivery of BT's outgoing international calls, which accounts for most of the reduction in the 2003 financial year.

Other operating costs, which rose by 10% to £5,626 million, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and non pay related leaver costs. The increase includes the property rental costs of around £190 million following the sale and leaseback transaction in December 2001.

The exceptional items within operating costs for the 2003 and 2002 financial years are shown in the table below.

Exceptional operating costs	2003 £m	2002 £m
Property rationalisation costs	198	–
Impairment of goodwill and tangible fixed assets	–	2,202
Concert unwind costs	–	172
BT Retail call centre rationalisation	–	68
BT Wholesale bad debt expense	–	79
mmO$_2$ demerger costs	–	98
Other	–	77
Total attributable to continuing activities	198	2,696
Total attributable to discontinued activities	–	11
Total exceptional operating costs	198	2,707

In the 2003 financial year a property rationalisation charge of £198 million was recognised in relation to the rationalisation of the group's London office portfolio. The rationalisation involves the exit from a number of office properties.

The most significant item in the 2002 financial year was the impairment of goodwill and tangible fixed assets in the European activities of BT Global Services. In the light of our announcement that BT Global Services was streamlining its activities to focus on multi-site corporate customers with European activities and the assimilation of BT's share of Concert's activities, an impairment review of the investment in its European activities was performed. As a result, a goodwill impairment charge of £1,939 million and a tangible fixed asset impairment charge of £263 million was recognised. The goodwill in the European activities was fully written down as a result of the charge.

Other exceptional items in the 2002 financial year included:
■ costs of £172 million associated with the unwind of the Concert global venture
■ charges of £68 million in relation to the BT Retail call centre rationalisation programme, reducing the number of call centres from 104 to 30 over two years
■ bad debt charges of £79 million, in BT Wholesale, as a result of severe liquidity problems in the TMT sector during the latter part of the year
■ costs of £98 million associated with the demerger of mmO$_2$; and
■ other charges of £77 million including impairment of payphone assets.

Group operating profit (loss)
Group operating profit from continuing activities before goodwill amortisation and the exceptional items, described above, of £2,790 million was 1% higher than in the 2002 financial year.

Total group operating profit of £2,572 million compared to a loss of £479 million in the 2002 financial year, reflecting the losses generated by the discontinued activities and the exceptional costs of £2,707 million in the 2002 financial year.

Associates and joint ventures
The results of associates and joint ventures, split between continuing and discontinued activities, are shown below:

	2003 £m	2002 £m
Share of turnover:		
Continuing activities	**1,455**	4,049
Discontinued activities	**–**	715
Total	**1,455**	4,764
Share of operating profit (loss) before goodwill amortisation and exceptional items:		
Continuing activities	**181**	(108)
Discontinued activities	**–**	74
Total	**181**	(34)

During the period under review there has been a significant rationalisation of the group's investments in associates and joint ventures. On 1 April 2002 the unwind of the Concert global venture was completed and on 22 January 2003 the sale of the group's stake in Cegetel was completed. As a result BT's share of its ventures' turnover fell to £1,455 million from £4,764 million in the 2002 financial year. £1,477 million of the total arose from ventures located outside the UK, compared with £4,618 million in the 2002 financial year.

The principal contributors to turnover in the 2003 financial year were Cegetel in France (£956 million) up to the date of disposal and LG Telecom in Korea (£198 million).

The principal contributors to turnover from continuing activities in the 2002 financial year were Concert (£2,158 million); Cegetel (£1,068 million) and LG Telecom (£240 million)

The group's share of its ventures' operating profits from continuing activities totalled £181 million, before goodwill amortisation and exceptional profits, compared to losses of £108 million in the 2002 financial year.

The principal contributor to the group's share of operating profits from continuing activities before goodwill amortisation and exceptional items in the 2003 financial year was Cegetel (£198 million). In the 2002 financial year the principal contributor to the loss was Concert (£225 million) offset by profits from Cegetel (£168 million).

Exceptional items within the operating profits from joint ventures and associates are as follows:

	2003 £m	2002 £m
Impairment of Concert	**–**	806
Concert unwind costs	**–**	81
Impairment of investments and charge (release) of related exit costs	**(150)**	234
Goodwill impairment	**–**	173
Total exceptional operating costs (credits)	**(150)**	1,294

In the 2003 financial year BT completed the exit from its investment in Blu on more favourable terms than anticipated and accordingly exit cost provisions of £150 million were released.

Concert's performance was a cause of concern in 2001 and in October 2001 BT and AT&T announced the unwind of Concert which was subsequently completed on 1 April 2002. On completion, the businesses, customer accounts and networks returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of $72 million (£56 million). This net settlement includes the receipt of $350 million reflecting the allocation of the businesses and the payment of $278 million to achieve the equal division of specified working capital and other liability balances.

In the 2002 financial year BT wrote down the carrying value of its investments in both Concert and AT&T Canada. The exceptional impairment charge of £1,153 million against these investments comprises Concert goodwill impairment of £260 million, Concert tangible fixed asset write-downs of £546 million and the write off of BT's £347 million interest in AT&T Canada (included within amounts written off investments).

BT also recognised exceptional restructuring charges of £81 million for its share of redundancy and other unwind costs in Concert and BT's own unwind costs of £172 million have been charged against group operating costs in the 2002 financial year.

In the 2002 financial year exceptional impairment charges and related exit costs totalling £407 million, principally relating to goodwill and asset impairments in Blu and SmarTone, were recognised in the light of the rapidly changing global telecoms market conditions.

Goodwill amortisation amounted to £2 million, compared to £53 million in the 2002 financial year reflecting the disposals and the goodwill impairment charges referred to above.

Total operating profit (loss)
Total operating profit from continuing activities before goodwill amortisation and exceptional items of £2,971 million was 12% higher than in the 2002 financial

year. The increase in the underlying total operating profit was due to the factors explained above.

Total operating profit was £2,901 million, including BT's share of the operating results of its ventures compared to a loss for the 2002 financial year of £1,860 million. This improved performance reflects the group's exit from certain loss making activities and the lower level of goodwill amortisation and exceptional items.

Profit on sale of group undertakings and fixed asset investments

In the 2003 financial year a number of remaining non-core investments were sold. The consideration for the disposals totalled £3,028 million and the profit before taxation from disposals totalled £1,691 million. This was principally in relation to the disposal of our 26% interest in Cegetel, a French telecommunications operator, on 22 January 2003. The total proceeds were £2,603 million, received in cash, and the profit was £1,509 million before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds.

A major feature of the 2002 financial year was the successful disposal of non-core businesses. The consideration for these disposals totalled £26.5 billion and the profit before taxation from the disposals totalled £3,397 million.

BT sold its interest in O_2 to mmO_2, as part of the demerger transaction, for £18,489 million on 16 November 2001. This consideration remains outstanding as a receivable from BT's parent company, BT Group Investments Limited.

BT completed the sale to Vodafone of its 20% economic interest in Japan Telecom and its 20% interest in J-Phone Communications on 1 June 2001 and subsequently its interest in J-Phone group companies. The total proceeds of sale were £3,709 million received in cash, and the profit was £2,358 million.

The sale of Yell, BT's classified advertising directory businesses in the UK and the USA, was completed on 22 June 2001 for a consideration of £1,960 million, giving a profit of £1,128 million. In May 2001, the UK Office of Fair Trading announced that the price controls over the UK Yellow Pages advertising rates were to be tightened significantly. The price we achieved for the sale of Yell, which was announced on 26 May 2001, reflected the impact of these controls on Yell's prospects.

BT completed the sale of its 18% interest in Airtel, a major Spanish wireless operator, to Vodafone for £1,084 million on 29 June 2001. The profit of £844 million on the sale compares with BT's investment in the company of £223 million, built up during the 1990s.

In November 2001, BT completed the sale of its 33% interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value. We completed the sale of our interest in Rogers Wireless to AT&T for £267 million on 29 June 2001 and recognised a loss of £23 million.

BT's interest in BiB was diluted in July 2000 when BSkyB gained control and in May 2001 we agreed to exchange our residual interest in BiB for tranches of shares in BSkyB. We received the first tranche of 19 million BSkyB shares with an initial value of £128 million on 28 June 2001. We were required to hold 50% of this tranche until May 2002 and recognised a profit on these shares when they were sold in May 2002. We also received the second tranche of BSkyB shares with a similar value in November 2002, and they were sold at that time. The profit of £120 million recognised in the 2002 financial year relates to the BSkyB shares which we were permitted to sell on receipt. In the 2003 financial year a profit on disposal of BSkyB shares of £131 million was recognised.

In December 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

In February 2002, we completed the sale of our 50% interest in e-peopleserve, a major human resource outsourcing activity, to our joint-venture partner, Accenture, for initial consideration of £50 million. BT is entitled to receive additional payments from an earn-out arrangement based on e-peopleserve's revenues from customers other than BT and Accenture over the five years to 2007. These additional earn-out payments will total between £27 million and approximately £167 million. A profit of £61 million on this transaction has been recognised in the 2002 financial year based on the initial consideration and the discounted value of the additional minimum payments of £20 million.

In addition, in the 2002 financial year we recognised an impairment charge of £347 million in relation to the fixed asset investment in AT&T Canada, as noted above, and £157 million in relation to Impsat.

Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties were transferred totalling some 5.5 million square metres. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at £190 million and subject to a 3% annual increase. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This is broadly equivalent to the current level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

BT has the option to purchase the reversionary interest from Telereal (i) when BT vacates a property at open market value (ii) at the end of 30 years for the specialised estate (buildings of an operational nature such as telephone exchanges) at open market value or (iii) if BT wishes to terminate all arrangements with Telereal at any time, in which circumstances BT would pay open market values for the property and compensation to Telereal covering funding costs and equity return. BT can also re-acquire the reversion of the general estate (non-operational buildings such as offices and warehousing) at the end of the headlease term of 999 years. BT has the right to renew the lease of the specialised estate for successive periods which, in total, amount to 130 years. After 130 years, the freehold specialised properties revert to BT. The leases include normal commercial restrictions and covenants.

BT's divestment of its property estate provides a flexible approach to BT's office arrangements and building requirements. BT expects to reduce its property needs over time and the transaction allows BT to vacate properties covering approximately 35% by rental value of the estate, including existing lease ends, over the contract term without penalty.

The profit on the sale of the properties amounted to £1,019 million and was determined after allowing £129 million for BT's actual and future obligations under the terms of the legal agreement with Telereal and for the cost of advisors' fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale were used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million was incurred in unwinding this position and was included in the interest charge for the year.

In summary, the property transaction benefited the results for the 2002 financial year by £857 million as shown below:

Profit on sale and leaseback of properties	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and leaseback of properties	857

The rentals payable under the lease have an adverse impact on other operating costs in future years, which is initially around £190 million for the 2003 financial year which is wholly offset by reduced depreciation and interest charges.

In advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Interest charge
The total net interest charge, including BT's share of its ventures' charges, at £1,439 million was £183 million lower than in the 2002 financial year. Of the total net charge, £1,420 million arises in the BT group, compared with £1,540 million in the 2002 financial year.

The reduction in the net interest charge reflects the reduction in the level of net debt and is partly offset by the £293 million exceptional cost of terminating fixed interest rate swaps as a consequence of the receipt of the Cegetel sale proceeds.

Interest cover for continuing activities represented 2.6 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 1.9 in the 2002 financial year. The improvement in cover is due to the reduction in the interest charge and improvement in the operating profit before goodwill amortisation and exceptional items.

Profit (loss) before taxation
The group's profit before taxation was £3,157 million, compared with a profit of £469 million in the 2002 financial year. The profit in the 2003 financial year included the exceptional profits from the sale of investments and businesses totalling £1,691 million. The profit in the 2002 financial year included net exceptional gains of £753 million.

The group's profit before taxation from continuing activities before goodwill amortisation and exceptional items was £1,829 million, compared with £1,273 million in the 2002 financial year. The significantly higher underlying profit in the 2003 financial year was principally due to the exit from loss making businesses, improved operating profits and lower interest charges explained above.

Taxation
The tax charge for the 2003 financial year was £459 million and comprises £598 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £139 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 32.7%.

The tax charge for the 2002 financial year was £443 million. The effective rate was 41.5% of the profit from continuing activities before taxation, goodwill amortisation and exceptional items. This was in excess of the standard UK tax rate of 30% due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available and associate company taxation.

Dividends
A final dividend of £366 million is proposed taking the total dividend for the year to £587 million, compared to £218 million in the 2002 financial year.

Treasury policy
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 35 to the financial statements in compliance with FRS 13.

Capital resources
During the 2003 financial year the group has reduced its level of borrowings so that its net debt was £9.6 billion at 31 March 2003 compared with £13.7 billion at 31 March 2002. The debt reduction in the 2003 financial year was partly achieved by the disposal of our stake in Cegetel.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2003.

At 31 March 2003, the group had cash and short-term investments of £6,427 million. At that date, £2,549 million of debt falls due for repayment in the 2004 financial year. The group had unused short-term bank facilities, amounting to approximately £575 million at 31 March 2003.

Foreign currency and interest rate exposure
Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £12.3 billion at 31 March 2003, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls. To date, these imbalances have not been material. As a result, the group's profit has not been materially affected by movements in exchange rates in the three years under review.

The group's exposure to changes in currency movements decreased significantly following the demerger of the mmO_2 business and its European operations in November 2001. A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2003 to fall by less than £100 million, with insignificant effect on the group's profit. This compares with a fall of less than £150 million in the year ended 31 March 2002.

Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

The majority of the group's long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2003, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,170 million (2002 – £7,870 million).

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. BT's credit rating from Moody's is Baa1 and from S&P is A minus. Based upon the total amount of debt of £12 billion outstanding on these instruments at 31 March 2003, BT's annual interest charge would increase by approximately £60 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £30 million.

Based upon the composition of net debt at 31 March 2003, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £10 million. This compares with an increase of less than £20 million in the year ended 31 March 2002. The group's exposure to interest rate fluctuations has reduced in line with the decrease in net debt and the increased percentage of the group's net debt being at fixed rates.

Critical accounting policies
The group's principal accounting policies are set out on pages 24 to 26 of the consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No. 18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2003 financial statements.

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sub-let this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 366,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

In the 2002 financial year, we made charges for the impairment of the carrying value of goodwill, investments and tangible fixed assets in our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expected to be derived from these assets. We use estimates in determining these future cash flows and the discount rate.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

New UK accounting standards

Under a new UK accounting standard, FRS 17 ''Retirement benefits'', the method of accounting for defined benefit pensions will be substantially changed. The Accounting Standards Board has delayed the full adoption of this new standard until our 2006 financial year. The pension cost charge to the profit and loss account would have been lower under FRS 17 than SSAP 24 in the 2003 financial year. Net financing costs will be volatile reflecting movements in the value of the scheme assets and liabilities and interest rates. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of total recognised gains and losses. Pension fund deficits, calculated in accordance with prescribed rules in the standard, will be shown on the balance sheet as will any surpluses to the extent we expect to obtain value from them in the foreseeable future. In accordance with the transitional rules of the standard the pension fund deficit and profit and loss charge calculated under FRS 17 is disclosed in note 31. It should be noted that the deficit is largely dependent on the strength of equity markets at the balance sheet date and is expected to be volatile.

US GAAP

The group's net income (loss) and earnings (loss) per share for the three financial years ended 31 March 2003 and shareholders' equity at 31 March 2003 and 2002 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section (see Consolidated financial statements). Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, contributing assets to joint ventures, stock compensation, and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 ''Accounting for Asset Retirement Obligations'' which is applicable to financial years commencing after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if it is possible to make a reasonable estimate of the fair value. The associated asset retirement costs are required to be capitalised as part of the carrying value of the long lived asset. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities'' which is applicable to disposals initialised after 31 December 2002. The Statement requires costs associated with exit or disposal activities to be recognised when the costs are incurred rather than at the date of the commitment to an exit or disposal plan. Accordingly, we have reflected the impact of SFAS No. 146 in the 2003 financial year. SFAS No. 146 may apply to future activities which are not currently envisaged and accordingly it is not possible to assess the future impact of SFAS No. 146 on any such activities at this time.

In December 2002, the FASB issued SFAS No. 148, ''Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123'' which is applicable to financial years beginning after 15 December 2002. The Statement permits two additional transition methods for an entity voluntarily adopting fair value based accounting for stock based compensation. It also amends the disclosure requirements to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. This Statement does not have a significant impact on the consolidated financial statements as SFAS No. 123 continues to be satisfied for disclosure purposes only.

In April 2003 the FASB issued SFAS No. 149 ''Amendment of Statement 133 on Derivative Instruments and Hedging Activities''. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. BT is currently evaluating the impact of this change.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others''. FIN 45 requires that certain guarantees must be recognised at fair value. FIN 45 also requires disclosure of detailed information about each guarantee or group of guarantees. The disclosure requirements are effective for financial statements ending after 15 December 2002. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after 31 December 2002. FIN 45 could have an impact on the future results of BT depending on guarantees issued; however, at this time the adoption of this statement did not have a material impact on BT's consolidated financial statements.

In January 2003, the FASB issued FIN 46, ''Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (ARB) No. 51''. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after 31 January 2003, and to VIEs in which the entity obtains an interest after that date. This statement is not expected to have a material impact on BT's consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, ''Revenue Arrangements with Multiple Deliverables''. The consensus addresses how to account for arrangements that may involve multiple revenue generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into, at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into after 15 June 2003. BT is currently evaluating the impact of this new pronouncement.

In January 2003, the EITF reached a consensus on EITF 02-18, ''Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition''. This consensus states that if the additional investment, in whole or in part, represents the funding of prior losses, the investor should recognise previously suspended losses. When appropriate to recognise prior losses, the amount recognised would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus is effective for additional investments made after 5 February 2003. This consensus is not expected to have a material impact on BT's consolidated financial statements.

Report of the directors

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings for the 2003 financial year.

Introduction
The business review on pages 2 to 5, and the financial review on pages 6 to 19 form part of this report. The audited financial statements are presented on pages 24 to 78.

During the year interim dividends of £221 million have been paid. The directors are recommending a final dividend of £366 million.

Principal activity
The company is the principal trading company of the BT group. Its principal activity is the supply of telecommunications products, services and equipment in the UK.

Directors
The directors at 31 March 2003 were Ben Verwaayen, Ian Livingston and Larry Stone. Ben Verwaayen was director throughout the financial year. Colin Green and Philip Hampton retired as directors on 1 April 2002 and 14 May 2002, respectively. Larry Stone and Ian Livingston were appointed directors from 1 April 2002 and 14 May 2002, respectively.

In accordance with the articles of association Larry Stone retires at the annual general meeting and will seek re-election as a director.

Directors' interests in shares
Ben Verwaayen and Ian Livingston are directors of BT Group plc, the company's ultimate holding company. Their interests in the 5p ordinary shares of BT Group plc are disclosed in its annual report and Form 20-F, which is available to the public.

Larry Stone, who is not a director of BT Group plc, had, at 31 March 2003, an interest in 7,576 5p ordinary shares of BT Group plc (at date of appointment: 5,571 shares).

In addition, share options under the BT Employee Sharesave Scheme[a], the BT Group Sharesave Plan[b] and the BT Group Global Share Option Plan[b] held by, granted to or exercised by Larry Stone or which had lapsed during the 2003 financial year were:

1 April 2002	Granted	Exercised	Lapsed	31 March 2003
3,332	231,654	1,875	1,457	231,654

[a]Option over the 25p ordinary shares of British Telecommunications plc. On exercise, participants received 5p ordinary shares of BT Group plc on a one for one basis.
[b]Options over the 5p ordinary shares of BT Group plc.

Larry Stone also had at 31 March 2003 contingent awards under the BT Group Incentive Share Plan and the BT Group Deferred Bonus Plan of 5p ordinary shares of BT Group plc totalling 37,994 shares (date of appointment: 28,501).

On 31 March 2003 Larry Stone had non-beneficial interests in:
■ 73,069 BT Group plc 5p ordinary shares (date of appointment: 73,069) held in trust by BT Employee Shares Trustees Limited for allocation to employees under the BT Employee Share Ownership Scheme;
■ 31,719,402 BT Group plc 5p ordinary shares (date of appointment: 24,571,130) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes;
■ 15,876,189 BT Group plc 5p ordinary shares (date of appointment: 45,286,908) held in trust by The Royal Bank of Scotland Trust Company (Jersey) Limited for allocation to employees under the BT Employee Sharesave Schemes;
■ 19,822 (date of appointment: nil) BT Group plc 5p ordinary shares held in trust by Halifax Corporate Trustees Limited for allocation to employees under the BT Group Employee Share Investment Plan.

Statement of directors' responsibilities
A statement of the directors' responsibilities for preparing the financial statements is included on page 22.

Employees
The company is an equal opportunities employer. It is committed to developing a working culture that enables all employees to make their own distinctive contribution. Employees are encouraged to acquire shares in the ultimate holding company, BT Group plc, through that company's various share option and share investment plans, of which the company is a participating employer. Most of our employees are members of either the BT Pension Scheme or BT Retirement Plan, which are both controlled by independent trustees.

An extensive range of communication and consultative arrangements, instigated by the ultimate holding company, help ensure that employees are kept fully informed about developments in the BT group, including the group's financial performance.

As part of the BT group employees have access to a full range of training and career development programmes. The company's employment policies and practices aim to meet the special needs of the disabled, particularly where a disability has arisen during the course of employment with the company.

Policy on the payment of suppliers
BT's policy is to use its purchasing power fairly and to pay promptly and as agreed. BT has a variety of payment terms with its suppliers. The terms of payment for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with

the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2003 financial year and the amounts owed to its trade creditors at the end of the year was 23 days.

Auditors

Following the conversion of PricewaterhouseCoopers, the company's auditors, to a limited liability partnership from 1 January 2003, PricewaterhouseCoopers resigned and the directors appointed the new firm, PricewaterhouseCoopers LLP, as auditors.

A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

US Sarbanes-Oxley Act of 2002

The company has debt securities registered with the US Securities and Exchange Commission (''SEC''). As a result, it is obliged to comply with those provisions of the Sarbanes-Oxley Act (the ''Act'') applicable to foreign issuers. The company will comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to it.

In accordance with the recommendations issued by the SEC, the company has established a Disclosure Committee comprising appropriate senior group executives which reports to the principal executive officer and principal financial officer.

The principal executive officer and the principal financial officer after evaluating the effectiveness of the company's disclosure controls and procedures within 90 days of the date of the company's annual report and Form 20-F, have concluded that, at that date, the disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the BT group, particularly during the period in which this annual report and Form 20-F was being prepared. The principal executive officer and the principal financial officer have also provided the certifications required by the Act.

There were no significant changes in the company's internal controls or in other factors that could significantly affect these controls subsequent to the date the principal executive officer and the principal financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the company's internal controls requiring corrective actions.

By order of the Board

Stephen Prior
Secretary
21 May 2003

Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

Statement of directors' responsibility

for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2003 on pages 24 to 78 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors

to the shareholders of British Telecommunications plc

We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historic cost convention and the accounting policies set out in the Accounting Policies section and the United States Generally Accepted Accounting Principles section.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards and the requirements of the US Securities and Exchange Commission, are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records and if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents including the Business and Financial reviews and the Report of the directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and in accordance with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

UK opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2003 and of the profit and cash flows of the group for the year then ended and the financial statements have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2003 and 31 March 2002, and the results of its operations and its cash flows for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the three years ended 31 March 2003, 31 March 2002 and 31 March 2001 and the consolidated shareholders' equity at 31 March 2003 and 31 March 2002 as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in the United States Generally Accepted Accounting Principles section.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH
21 May 2003

Accounting policies

I   Basis of preparation of the financial statements

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings. Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, depreciation, goodwill amortisation and impairment, employee pension schemes, provisions for liabilities and charges and taxes.

II   Turnover

Group turnover net of discounts, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

III   Research and development

Expenditure on research and development is written off as incurred.

IV   Leases

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

V   Interest

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

VI   Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

VII   Intangibles

(a)   Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b)   Other intangibles

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

VIII Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	2 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years
Software –	2 to 5 years

IX Fixed asset investments

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

X Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

XI Stocks

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

XII Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

XIII Redundancy costs

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds the total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated costs are charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

XIV Pension schemes

The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

XV Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been to remit such earnings. The deferred tax balances are not discounted.

XVI Financial instruments

(a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account
for the year ended 31 March 2003

	Notes	Continuing activities Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	20,182	–	**20,182**
Group's share of joint ventures' turnover	3	(425)	–	**(425)**
Group's share of associates' turnover	3	(1,030)	–	**(1,030)**
Group turnover	2	18,727	–	**18,727**
Other operating income	4	215	–	**215**
Operating costs	5	(16,152)	(218)	**(16,370)**
Group operating profit (loss)		2,790	(218)	**2,572**
Group's share of operating profit (loss) of joint ventures	6	(31)	150	**119**
Group's share of operating profit of associates	6	212	(2)	**210**
Total operating profit (loss)		2,971	(70)	**2,901**
Profit on sale of fixed asset investments	7	–	1,700	**1,700**
Loss on sale of group undertakings	7	–	(9)	**(9)**
Profit on sale of property fixed assets	8	11	–	**11**
Interest receivable	10	195	–	**195**
Amounts written off investments	9	(7)	–	**(7)**
Interest payable	11	(1,341)	(293)	**(1,634)**
Profit on ordinary activities before taxation		1,829	1,328	**3,157**
Tax on profit on ordinary activities	12	(598)	139	**(459)**
Profit on ordinary activities after taxation		1,231	1,467	**2,698**
Minority interests	13	(5)	(7)	**(12)**
Profit for the financial year		1,226	1,460	**2,686**
Dividends	14			**(587)**
Retained profit for the financial year	28			**2,099**

Group profit and loss account

for the year ended 31 March 2002

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	**Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total £m**
Total turnover	2	21,815	–	**21,815**	2,827	**24,642**
Group's share of joint ventures' turnover	3	(2,752)	–	**(2,752)**	(76)	**(2,828)**
Group's share of associates' turnover	3	(1,297)	–	**(1,297)**	(639)	**(1,936)**
Trading between group and principal joint venture	3	681	–	**681**	–	**681**
Group turnover	2	18,447	–	**18,447**	2,112	**20,559**
Other operating income	4	361	–	**361**	1	**362**
Operating costs	5	(16,037)	(2,817)	**(18,854)**	(2,546)	**(21,400)**
Group operating profit (loss)		2,771	(2,817)	**(46)**	(433)	**(479)**
Group's share of operating profit (loss) of joint ventures	6	(323)	(1,160)	**(1,483)**	19	**(1,464)**
Group's share of operating profit of associates	6	215	(175)	**40**	43	**83**
Total operating profit (loss)		2,663	(4,152)	**(1,489)**	(371)	**(1,860)**
Profit on sale of fixed asset investments	7	–	169	**169**	3,208	**3,377**
Profit (loss) on sale of group undertakings	7	–	(148)	**(148)**	168	**20**
Profit on sale of property fixed assets	8	27	1,062	**1,089**	–	**1,089**
Interest receivable	10	360	–	**360**	–	**360**
Amounts written off investments	9	–	(535)	**(535)**	–	**(535)**
Interest payable	11	(1,777)	(162)	**(1,939)**	(43)	**(1,982)**
Profit (loss) on ordinary activities before taxation		1,273	(3,766)	**(2,493)**	2,962	**469**
Tax on profit (loss) on ordinary activities	12	(528)	143	**(385)**	(58)	**(443)**
Profit (loss) on ordinary activities after taxation		745	(3,623)	**(2,878)**	2,904	**26**
Minority interests	13	(10)	–	**(10)**	(13)	**(23)**
Profit (loss) for the financial year		735	(3,623)	**(2,888)**	2,891	**3**
Dividends	14					**(218)**
Transfer from reserves for the financial year	28					**(215)**

Group profit and loss account
for the year ended 31 March 2001

| | | Continuing activities | | | | |
	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total continuing activities £m	Discontinued activities and intra-group items £m	Total £m
Total turnover	2	21,068	–	**21,068**	8,598	**29,666**
Group's share of joint ventures' turnover	3	(3,420)	–	**(3,420)**	(598)	**(4,018)**
Group's share of associates' turnover	3	(1,205)	–	**(1,205)**	(4,714)	**(5,919)**
Trading between group and principal joint venture	3	698	–	**698**	–	**698**
Group turnover	2	17,141	–	**17,141**	3,286	**20,427**
Other operating income	4	346	–	**346**	13	**359**
Operating costs	5	(14,405)	(95)	**(14,500)**	(6,259)	**(20,759)**
Group operating profit (loss)		3,082	(95)	**2,987**	(2,960)	**27**
Group's share of operating loss of joint ventures	6	(268)	(241)	**(509)**	(257)	**(766)**
Group's share of operating profit (loss) of associates	6	111	(133)	**(22)**	391	**369**
Total operating profit (loss)		2,925	(469)	**2,456**	(2,826)	**(370)**
Profit on sale of fixed asset investments	7	–	534	**534**	1	**535**
Profit on sale of group undertakings	7	–	84	**84**	–	**84**
Profit on sale of property fixed assets	8	34	–	**34**	–	**34**
Interest receivable	10	379	25	**404**	4	**408**
Interest payable	11	(1,575)	–	**(1,575)**	(147)	**(1,722)**
Profit (loss) on ordinary activities before taxation		1,763	174	**1,937**	(2,968)	**(1,031)**
Tax on profit (loss) on ordinary activities	12	(385)	(47)	**(432)**	(280)	**(712)**
Profit (loss) on ordinary activities after taxation		1,378	127	**1,505**	(3,248)	**(1,743)**
Minority interests	13	23	(21)	**2**	(129)	**(127)**
Profit (loss) for the financial year		1,401	106	**1,507**	(3,377)	**(1,870)**
Dividends	14					**(571)**
Transfer from reserves for the financial year	28					**(2,441)**

Group statement of total recognised gains and losses
for the year ended 31 March 2003

	2003 £m	2002 £m	2001 £m
Profit (loss) for the financial year:			
Group	2,483	1,588	(975)
Joint ventures	103	(1,524)	(974)
Associates	100	(61)	79
Total profit (loss) for the financial year	2,686	3	(1,870)
Currency movements arising on consolidation of non-UK:			
Subsidiaries	(2)	(14)	215
Joint ventures	5	(46)	245
Associates	2	45	(31)
Unrealised gain (loss) on transfer of assets and group undertakings to a joint venture	–	5	(49)
Total recognised gains and losses for the financial year	**2,691**	**(7)**	**(1,490)**

Group cash flow statement

for the year ended 31 March 2003

	Notes	**2003 £m**	2002 £m	2001 £m
Net cash inflow from operating activities	15	**6,023**	5,257	5,887
Dividends from associates and joint ventures		**6**	2	10
Returns on investments and servicing of finance				
Interest received		**231**	309	293
Interest paid, including finance costs		**(1,737)**	(2,004)	(1,020)
Net cash outflow for returns on investments and servicing of finance		**(1,506)**	(1,695)	(727)
Taxation				
UK corporation tax paid		**(425)**	(557)	(669)
Non-UK tax paid		**(9)**	(5)	–
Taxation paid		**(434)**	(562)	(669)
Capital expenditure and financial investment				
Purchase of intangible fixed assets		**–**	–	(4,208)
Purchase of tangible fixed assets		**(2,580)**	(4,069)	(4,756)
Sale of tangible fixed assets		**94**	2,645	440
Purchase of fixed asset investments		**(1)**	(37)	(93)
Disposal of fixed asset investments		**106**	107	175
Net cash outflow for capital expenditure and financial investment		**(2,381)**	(1,354)	(8,442)
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £13 million cash acquired (2002 – £nil, 2001 – £101m)		**56**	(896)	(11,215)
Investments in joint ventures		**(133)**	(235)	(3,214)
Investments in associates		**–**	–	(72)
Disposal of subsidiary undertakings, net of £nil cash disposed (2002 – £28m, 2001 – £nil)		**3**	1,959	245
Sale of investments in joint ventures and associates		**2,916**	4,957	502
Net cash inflow (outflow) for acquisitions and disposals		**2,842**	5,785	(13,754)
Equity dividends paid		**(370)**	(11)	(1,432)
Cash inflow (outflow) before management of liquid resources and financing		**4,180**	7,422	(19,127)
Management of liquid resources	16	**(1,729)**	(1,862)	(480)
Financing				
Issue of ordinary share capital		**42**	6,057	149
Issue of shares to minorities		**–**	–	36
Inflow on disposal of mmO$_2$	18	**–**	449	–
New loans		**20**	30	14,552
Repayment of loans		**(2,470)**	(1,851)	(225)
Net (decrease) increase in short-term borrowings		**(64)**	(10,155)	5,223
Net cash (outflow) inflow from financing		**(2,472)**	(5,470)	19,735
(Decrease) increase in cash in the year		**(21)**	90	128
Decrease (increase) in net debt in the year	18	**4,222**	13,928	(18,942)

Balance sheets

as at 31 March 2003

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Intangible assets	19	**218**	252	6	–
Tangible assets	20	**15,888**	16,078	14,218	15,519
Investments in joint ventures:	21				
Share of gross assets and goodwill		**741**	2,452		
Share of gross liabilities		**(610)**	(1,998)		
Total investments in joint ventures		**131**	454		
Investments in associates	21	**27**	224		
Other investments	21	**397**	543		
Total investments	21	**555**	1,221	24,501	27,850
Total fixed assets		**16,661**	17,551	38,725	43,369
Current assets					
Stocks		**82**	111	57	81
Debtors:					
Falling due within one year		**22,902**	23,530	23,273	28,345
Falling due after more than one year		**630**	231	630	231
Total debtors	22	**23,532**	23,761	23,903	28,576
Investments	23	**6,338**	4,579	8,316	5,885
Cash at bank and in hand		**89**	158	1	2
Total current assets		**30,041**	28,609	32,277	34,544
Creditors: amounts falling due within one year					
Loans and other borrowings	24	**2,549**	2,195	32,958	29,352
Other creditors	25	**7,131**	7,197	7,007	12,386
Total creditors: amounts falling due within one year		**9,680**	9,392	39,965	41,738
Net current assets (liabilities)		**20,361**	19,217	(7,688)	(7,194)
Total assets less current liabilities		**37,022**	36,768	31,037	36,175
Creditors: amounts falling due after more than one year					
Loans and other borrowings	24	**13,456**	16,245	12,861	15,991
Provisions for liabilities and charges					
Deferred taxation	26	**2,017**	2,140	2,006	2,075
Other	26	**359**	184	101	99
Total provisions for liabilities and charges		**2,376**	2,324	2,107	2,174
Minority interests		**63**	72		
Capital and reserves					
Called up share capital	27	**2,172**	2,170	2,172	2,170
Share premium account	28	**8,000**	7,975	8,000	7,975
Other reserves	28	**858**	885	752	752
Profit and loss account	28	**10,097**	7,097	5,145	7,113
Total equity shareholders' funds	28	**21,127**	18,127	16,069	18,010
		37,022	36,768	31,037	36,175

The financial statements on pages 24 to 78 were approved by the board of directors on 21 May 2003 and were signed on its behalf by

Ian Livingston *Director*

Notes to the financial statements

1. Accounting for the demerger of mmO_2, changes in accounting policy and presentation and discontinued activities

(a) Demerger of mmO_2

On 19 November 2001, the mmO_2 business was legally separated from the rest of the former BT plc group and BT Group plc became the ultimate parent company of BT plc. The legal structure of the transaction was such that BT transferred the mmO_2 business to mmO_2 plc, for consideration of £18,489 million, and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, mmO_2 plc transferred the shares in BTGI to BT Group in consideration for the issue to former BT shareholders of one ordinary share of 115 pence in mmO_2, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

(b) Changes in accounting policy and presentation

During the year ended 31 March 2003, the group has made a number of changes in the presentation of its financial statements. Comparative figures have been restated accordingly. These are explained in the notes where material. There have been no changes to accounting policies in the 2003 financial year.

(c) Discontinued activities

On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO_2, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to mmO_2 for all periods presented up to the date of the demerger has been calculated assuming that mmO_2's net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

The interest charge allocated to Yell for all periods presented up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, for all periods presented up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls in the UK, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

The turnover of each line of business is derived as follows:

■ BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group's UK customers and other lines of business and from its narrowband and broadband internet access products.

■ BT Wholesale derives its turnover from providing network services to BT Retail and other BT lines of business, and from interconnecting the group's UK network to other operators.

■ BT Global Services (formerly BT Ignite) mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers through BT lines of business.

2. Segmental analysis continued

Segmented information on the lines of business is given below for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements have been subject to review and have changed in certain instances. In addition, the group moved management responsibility of BT Openworld to BT Retail. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

Year ended 31 March 2003	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	11,333	1,968	13,301	210	(3)	1,421
BT Wholesale	3,472	7,788	11,260	1,923	(1)	1,923
BT Global Services	3,882	1,369	5,251	624	180	(266)
Other	40	1	41	278	153	(177)
Intra-group	–	(11,126)	(11,126)	–	–	–
Group totals	**18,727**	**–**	**18,727**	**3,035**	**329**	**2,901**

Year ended 31 March 2002	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,724	2,087	12,811	255	(6)	866
BT Wholesale	3,700	8,556	12,256	1,914	–	2,163
BT Global Services	3,635	837	4,472	2,828	144	(2,540)
Concert	–	–	–	–	(1,123)	(1,123)
Other	58	12	70	348	(458)	(855)
Intra-group	–	(11,162)	(11,162)	–	–	–
Total continuing activities	**18,117**	**330**	**18,447**	**5,345**	**(1,443)**	**(1,489)**
mmO$_2$	2,273	392	2,665	648	5	(461)
Other	169	2	171	8	57	90
Intra group	–	(724)	(724)	–	–	–
Total discontinued activities	**2,442**	**(330)**	**2,112**	**656**	**62**	**(371)**
Group totals	**20,559**	**–**	**20,559**	**6,001**	**(1,381)**	**(1,860)**

Year ended 31 March 2001	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,721	1,820	12,541	220	(59)	595
BT Wholesale	3,005	8,723	11,728	1,738	–	2,538
BT Global Services	2,966	502	3,468	646	(72)	(668)
Concert	–	–	–	–	(1)	(1)
Other	127	11	138	376	(399)	(8)
Intra-group	–	(10,734)	(10,734)	–	–	–
Total continuing activities	**16,819**	**322**	**17,141**	**2,980**	**(531)**	**2,456**
mmO$_2$	2,865	523	3,388	3,416	(290)	(3,416)
Other	743	6	749	35	424	590
Intra group	–	(851)	(851)	–	–	–
Total discontinued activities	**3,608**	**(322)**	**3,286**	**3,451**	**134**	**(2,826)**
Group totals	**20,427**	**–**	**20,427**	**6,431**	**(397)**	**(370)**

2. Segmental analysis continued

Transactions between divisions are at prices set in accordance with those agreed with Oftel where the services provided are subject to regulation. Other transactions are at arm's length.

The following tables show the capital expenditure on plant, equipment and property for the year ended 31 March 2003 and 2002 and the net operating assets or liabilities and the net book value of associates and joint ventures by line of business at 31 March 2003 and 2002. Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors (excluding amount owed by parent undertaking), less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

Year ended 31 March 2003	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	115	(430)	(8)
BT Wholesale	1,652	12,041	–
BT Global Services	439	1,912	141
Other	239	218	25
Total	**2,445**	**13,741**	**158**

Year ended 31 March 2002	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	153	(215)	(3)
BT Wholesale	1,974	12,163	1
BT Global Services	609	1,907	320
Concert	–	–	338
Other	364	479	22
Total continuing activities	**3,100**	**14,334**	**678**
mmO$_2$	807	–	–
Other	1	–	–
Total discontinued activities	**808**	**–**	**–**
Total	**3,908**	**14,334**	**678**

Information about geographic areas:	2003 £m	2002 £m	2001 £m
Turnover with external customers			
Attributable to UK	**17,536**	16,703	15,924
Attributable to non-UK countries[a]	**1,191**	1,414	895
Total continuing activities[b]	**18,727**	**18,117**	**16,819**
Attributable to UK	**–**	1,555	2,718
Attributable to non-UK countries[a]	**–**	887	890
Total discontinued activities	**–**	**2,442**	**3,608**
Group turnover	**18,727**	**20,559**	**20,427**

[a]Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b]The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2003 £m	2002 £m
Group fixed assets are located		
UK	**14,785**	15,384
Europe, excluding the UK	**1,227**	1,275
Americas	**510**	683
Asia and Pacific	**139**	209
Total	**16,661**	**17,551**

2. Segmental analysis continued

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2003 £m	2002 £m	2001 £m
Total turnover on basis of origin			
UK	**17,544**	16,428	15,580
Europe, excluding the UK	**2,151**	2,449	1,840
Americas	**155**	2,000	2,557
Asia and Pacific	**332**	608	769
Total continuing activities[a]	**20,182**	21,485	20,746
UK	**–**	1,635	2,920
Europe, excluding the UK	**–**	927	1,244
Americas	**–**	36	214
Asia and Pacific	**–**	559	4,542
Total discontinued activities	**–**	3,157	8,920
Total	**20,182**	24,642	29,666

	2003 £m	2002 £m	2001 £m
Group turnover on basis of origin			
UK	**17,536**	16,703	15,924
Europe, excluding the UK	**978**	1,113	507
Americas	**153**	147	154
Asia and Pacific	**60**	154	234
Total continuing activities[a]	**18,727**	18,117	16,819
UK	**–**	1,555	2,718
Europe, excluding the UK	**–**	851	676
Americas	**–**	36	214
Total discontinued activities	**–**	2,442	3,608
Total	**18,727**	20,559	20,427

[a] The turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See the ''information about geographic areas'' above.

	2003 £m	2002 £m	2001 £m
Group operating profit (loss)			
UK	**3,220**	2,628	3,330
Europe, excluding the UK	**(627)**	(2,829)	(252)
Americas	**(28)**	153	15
Asia and Pacific	**7**	2	(106)
Total continuing activities	**2,572**	(46)	2,987
UK	**–**	4	156
Europe, excluding the UK	**–**	(429)	(3,094)
Americas	**–**	(6)	(22)
Asia and Pacific	**–**	(2)	–
Total discontinued activities	**–**	(433)	(2,960)
Total	**2,572**	(479)	27

2. Segmental analysis continued

	2003 £m	2002 £m	2001 £m
Share of operating results of associates and joint ventures, including goodwill amortisation – profits (losses)			
UK	**(2)**	(17)	(51)
Europe, excluding the UK	**305**	(240)	(212)
Americas	**(1)**	(1,135)	(66)
Asia and Pacific	**27**	(51)	(202)
Total continuing activities	**329**	(1,443)	(531)
UK	**–**	5	19
Europe, excluding the UK	**–**	20	(259)
Asia and Pacific	**–**	37	374
Total discontinued activities	**–**	62	134
Total	**329**	(1,381)	(397)

	2003			2002		
	Net operating assets (liabilities) £m	Associates and joint ventures £m	Total £m	Net operating assets £m	Associates and joint ventures £m	Total £m
Net operating assets (liabilities)						
UK	**12,197**	**(8)**	**12,189**	13,186	(2)	13,184
Europe, excluding the UK	**1,652**	**76**	**1,728**	925	178	1,103
Americas	**(85)**	**–**	**(85)**	222	337	559
Asia and Pacific	**(23)**	**90**	**67**	1	165	166
Total	**13,741**	**158**	**13,899**	14,334	678	15,012

Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors (excluding amount owed by parent undertaking), less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover

Group's share of associates' and joint ventures' turnover comprised:	2003 £m	2002 £m	2001 £m
Joint ventures:			
Continuing activities	**425**	2,752	3,420
Discontinued activities	**–**	76	598
	425	2,828	4,018
Associates:			
Continuing activities	**1,030**	1,297	1,205
Discontinued activities	**–**	639	4,714
	1,030	1,936	5,919
Group's share of associates' and joint ventures' turnover	**1,455**	4,764	9,937

Concert, the joint venture with AT&T, was formed on 5 January 2000 and was unwound on 1 April 2002 (see note 17). The group's share of trading with Concert in the 2001 and 2002 financial years, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

4. Other operating income

	2003 £m	2002 £m	2001 £m
Seconded staff, administration and other services provided to Concert	–	135	168
Other	215	226	178
Total continuing activities	215	361	346
Discontinued activities	–	1	13
Total other operating income	215	362	359

5. Operating costs

Total Group	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	3,616	4,013	3,954
Social security costs	275	304	313
Pension costs[a] (note 31)	321	382	326
Employee share ownership[b]	36	25	32
Total staff costs	4,248	4,724	4,625
Own work capitalised	(583)	(659)	(693)
Depreciation (note 20)	3,011	3,680	3,045
Amortisation and impairment of goodwill and other intangibles (note 19)	24	2,321	3,386
Payments to telecommunications operators	3,846	4,299	3,802
Other operating costs	5,824	7,035	6,594
Total operating costs	16,370	21,400	20,759
Operating costs included the following:			
Early leaver costs[c]	276	252	118
Research and development	380	362	364
Rental costs relating to operating leases, including plant and equipment hire of £34 million (2002 – £51 million, 2001 – £15 million)	395	283	166
Foreign currency gains	(12)	(1)	(50)
Amortisation of goodwill and exceptional items comprising:			
Property rationalisation provision	198	–	–
Goodwill impairment in subsidiary undertakings	–	1,955	3,000
Asset impairments	–	324	–
Costs relating to the Concert unwind	–	172	–
Costs relating to the demerger of mmO$_2$	–	109	–
BT Retail call centre rationalisation costs	–	68	–
BT Wholesale bad debt costs	–	79	–
Credit for rates refunds, relating to prior years	–	–	(193)
Write off of subscriber acquisition costs[d]	–	–	7
Write off of Viag Interkom IT systems	–	–	43
Total exceptional items	198	2,707	2,857
Goodwill amortisation	20	352	373
Total amortisation of goodwill and exceptional items	218	3,059	3,230

[a]No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the year ended 31 March 2001 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b]Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[c]Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.
[d]The accounting of all the mmO$_2$ operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Operating costs continued

Continuing activities	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	3,616	3,659	3,465
Social security costs	275	270	273
Pension costs[a] (note 31)	321	367	299
Employee share ownership[b]	36	25	32
Total staff costs	4,248	4,321	4,069
Own work capitalised	(583)	(623)	(642)
Depreciation (note 20)	3,011	3,266	2,689
Amortisation and impairment of goodwill and other intangibles (note 19)	24	2,079	291
Payments to telecommunications operators	3,846	4,289	3,736
Other operating costs	5,824	5,522	4,357
Total operating costs	**16,370**	**18,854**	**14,500**
Operating costs included the following:			
Early leaver costs[c]	276	247	109
Research and development	380	362	361
Rental costs relating to operating leases, including plant and equipment hire of			
£34 million (2002 – £51 million, 2001 – £13 million)	395	277	156
Foreign currency gains	(12)	(1)	(50)
Amortisation of goodwill and exceptional items comprising:			
Property rationalisation provision	198	–	–
Goodwill impairment in parent company and subsidiary undertakings	–	1,955	200
Asset impairments	–	324	–
Costs relating to the Concert unwind	–	172	–
Costs relating to the demerger of mmO_2	–	98	–
BT Retail call centre rationalisation costs	–	68	–
BT Wholesale bad debt costs	–	79	–
Credit for rates refunds, relating to prior years	–	–	(193)
Total exceptional items	198	2,696	7
Goodwill amortisation	20	121	88
Total amortisation of goodwill and exceptional items	218	2,817	95

[a] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the year ended 31 March 2001 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[c] Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

5. Operating costs continued

Discontinued activities	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	–	354	489
Social security costs	–	34	40
Pension costs[a] (note 31)	–	15	27
Total staff costs	–	403	556
Own work capitalised	–	(36)	(51)
Depreciation (note 20)	–	414	356
Amortisation and impairment of goodwill and other intangibles (note 19)	–	242	3,095
Payments to telecommunications operators	–	10	66
Other operating costs	–	1,513	2,237
Total operating costs	–	2,546	6,259
Operating costs included the following:			
Early leaver costs	–	5	9
Research and development	–	–	3
Rental costs relating to operating leases, including plant and equipment hire £nil (2002 – £nil, 2001 – £2 million)	–	6	10
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	–	–	2,800
Costs relating to the demerger of mmO_2	–	11	–
Write off of subscriber acquisition costs[b]	–	–	7
Write off of Viag Interkom IT systems	–	–	43
Total exceptional items	–	11	2,850
Goodwill amortisation	–	231	285
Total amortisation of goodwill and exceptional items	–	242	3,135

[a]No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b]The accounting of all the mmO_2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

6. Group's share of operating profit (loss) of associates and joint ventures

The group's share of operating profit (loss) of associates and joint ventures comprised:	2003 £m	2002 £m	2001 £m
Joint ventures:			
Continuing activities	119	(1,483)	(509)
Discontinued activities	–	19	(257)
	119	(1,464)	(766)
Associates:			
Continuing activities	210	40	(22)
Discontinued activities	–	43	391
	210	83	369
Group's share of operating profit (loss) of associates and joint ventures[a]	329	(1,381)	(397)

[a]Includes:

Exceptional costs relating to the impairment of goodwill	–	433	200
Exceptional costs relating to the impairment of investments and (release) charge of related exit costs	(150)	780	–
Exceptional costs relating to the Concert unwind	–	81	–
Exceptional costs relating to write off of subscriber acquisition costs	–	–	132
Amortisation of goodwill arising in joint ventures and associates	2	53	185

7. Profit on sale of fixed asset investments and group undertakings

In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.

In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.

In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.

In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.

In December 2002, the group sold its interest in Blu SpA for a consideration of £29 million. The profit on disposal was £19 million.

Other gains of £39 million and losses of £12 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

In November 2001, as part of the mmO$_2$ demerger the group sold the mmO$_2$ business to mmO$_2$ plc for consideration of £18,489 million and a loss of £992 million was realised.

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies in the year ended 31 March 2002 resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Movil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million.

Other gains of £135 million and losses of £80 million were also recognised during the year ended 31 March 2002. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

In November 2000, the group sold its 34% stake in sunrise communications, its joint venture in Switzerland, to a fellow shareholder for consideration of £464 million, on which a realised profit of £454 million has been recognised. In December 2000, BT sold off part of its Aeronautical and Maritime division at a profit of £46 million. Reductions in BT's holdings in I.Net SpA and British Interactive Broadcasting Limited resulted in gains of £38 million and £25 million, respectively. Other gains during the year ended 31 March 2001 totalled £56 million.

8. Profit on sale of property fixed assets

In December 2001, the group entered into a sale and leaseback transaction with Telereal under which substantially all of the group's interest in most of its UK freehold and long leasehold properties and its obligations in respect of rack rented properties were transferred to Telereal for cash consideration of £2,380 million. Of the total profit from the sale of property in the year to 31 March 2002, £1,019 million relates to this transaction.

9. Amounts written off investments

Amounts written off investments were £7 million (2002 – £535 million, 2001 – £nil). In the year ended 31 March 2002 these were mainly attributable to investments in AT&T Canada, £347 million and Impsat, £157 million.

10. Interest receivable

	2003 £m	2002 £m	2001 £m
Income from listed investments	2	5	30
Other interest receivable[a]	187	334	352
Group	189	339	382
Joint ventures	1	14	19
Associates	5	7	7
Total interest receivable	195	360	408

[a]Includes £25 million of interest on rates refunds received in the year ended 31 March 2001, relating to prior years.

11. Interest payable

	2003 £m	2002 £m	2001 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	82	184	181
Other borrowings[ab]	1,527	1,695	1,245
Group	1,609	1,879	1,426
Joint ventures	17	60	176
Associates	8	43	120
Total interest payable	1,634	1,982	1,722

[a]Includes £293 million charged in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.
[b]Includes £162 million charged in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal.

12. Tax on profit (loss) on ordinary activities

	2003 £m	2002 £m	2001 £m
United Kingdom:			
Corporation tax at 30%	447	275	690
Taxation on the group's share of results of associates	–	2	6
Taxation on the group's share of results of joint ventures	–	–	42
Prior year adjustments	12	–	(185)
Non-UK taxation:			
Current	47	23	24
Taxation on the group's share of results of associates	81	50	33
Taxation on the group's share of results of joint ventures	–	34	146
Prior year adjustments	(26)	(7)	(20)
Total current taxation	561	377	736
Deferred taxation charge (credit) at 30%			
Origination and reversal of timing differences	(29)	34	87
Prior year adjustments	(73)	32	(111)
Total deferred taxation	(102)	66	(24)
Total tax on profit (loss) on ordinary activities	459	443	712

The tax credit relating to exceptional items is £139 million (2002 – £143 million credit, 2001 – £22 million charge) of which £nil (2002 – £nil, 2001 – £12 million charge) relates to profit on sale of fixed asset investments and group undertakings, and profit on sale of property fixed assets.

A tax charge on recognised gains and losses not included in the profit and loss account of £16 million (2002 – £11 million, 2001 – £29 million) related to exchange movements offset in reserves.

In the year ended 31 March 2001, the loss on ordinary activities before taxation was £1,031 million, after charging £3,200 million of goodwill impairment, which is not an allowable expense for taxation. In the following table, the effective corporation tax rate is reconciled to the profit of £2,169 million before this impairment charge.

12. Tax on profit (loss) on ordinary activities continued

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2003 %	2002 %	2001 %
UK corporation tax rate	**30.0**	30.0	30.0
Non-deductible depreciation, amortisation and impairment	**0.4**	288.7	9.0
Non-deductible non-UK losses	**3.3**	55.7	11.3
Higher taxes on non-UK profits	**0.4**	2.6	4.0
Excess depreciation over capital allowances	**3.4**	30.2	0.7
Pension provisions and prepayments	**(3.2)**	(35.7)	(4.0)
Other timing differences	**0.7**	(1.8)	(0.7)
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	**(16.5)**	(143.1)	(8.3)
Higher (lower) effective tax on gain disposal of non-qualifying assets	**2.0**	(139.0)	–
Prior year adjustments	**(2.0)**	(1.5)	(9.5)
Other	**(0.8)**	(5.7)	1.4
Current tax – effective corporation tax rate	**17.7**	80.4	33.9
Deferred taxes on excess depreciation over capital allowances	**(3.4)**	(30.2)	(0.7)
Pension provisions and prepayments	**3.2**	35.7	4.0
Other timings differences	**(0.7)**	1.8	0.7
Prior year adjustments	**(2.3)**	6.8	(5.1)
Total tax – effective corporation tax rate	**14.5**	94.5	32.8

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2003, the group had overseas corporate tax losses estimated to be £1.2 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

13. Minority Interests

	2003 £m	2002 £m	2001 £m
Minority interests in profits (losses):			
Group	**4**	7	6
Associates	**8**	16	121
Total minority interests	**12**	23	127

14. Dividends

	2003 £m	2002 £m	2001 £m
Interim dividends paid	**221**	45	571
Proposed final dividend	**366**	173	–
Total dividends	**587**	218	571

15. Reconciliation of operating profit to operating cash flows

	2003 £m	2002 £m	2001 £m
Group operating profit (loss)	2,572	(479)	27
Depreciation	3,011	3,680	3,045
Goodwill amortisation and impairment	24	2,321	3,386
Decrease (increase) in stocks	31	43	(67)
Decrease (increase) in debtors	764	(545)	(432)
(Decrease) increase in creditors	(294)	803	203
Increase in pension prepayment and decrease in pension liabilities	(314)	(537)	(294)
Increase in provisions	171	52	72
Other	58	(81)	(53)
Net cash inflow from operating activities	**6,023**	**5,257**	**5,887**
Analysed as:			
Continuing activities	6,023	5,023	5,410
Discontinued activities	–	234	477
Net cash inflow from operating activities	**6,023**	**5,257**	**5,887**

16. Management of liquid resources

	2003 £m	2002 £m	2001 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	(3,990)	(7,601)	(1,344)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	4,082	4,697	1,765
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	(1,821)	1,042	(901)
Net cash outflow from management of liquid resources	**(1,729)**	**(1,862)**	**(480)**

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

17. Acquisitions and disposals

Acquisition of subsidiary companies and businesses

Year ended 31 March 2003	Concert[a] £m	Other[b] £m	Total £m
Consideration:			
Cash	–	13	13
Carrying value of Concert global venture	338	–	338
Total	**338**	**13**	**351**

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

Year ended 31 March 2002	Esat Digifone[c] £m	Other[d] £m	Total £m
Consideration:			
Cash	869	27	896
Deferred	–	8	8
Total	**869**	**35**	**904**

Year ended 31 March 2001	Viag Interkom[e] £m	Telfort[f] £m	Other[f] £m	Total £m
Consideration:				
Cash	8,770	1,207	160	10,137
Carrying value of joint venture wholly acquired	479	235	–	714
Total	**9,249**	**1,442**	**160**	**10,851**

In addition, cash of £1,179 million was paid in settlement of deferred consideration on acquisitions in earlier years.

[a]On completion of the unwind of Concert on 1 April 2002 the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of $72 million (£56 million). This net settlement included the receipt of $350 million reflecting the allocation of the businesses and the payment of $278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

17. Acquisitions and disposals continued

	Book value and fair value £m
Fixed assets	398
Current assets	301
Current liabilities	(405)
Provisions for liabilities and charges	(2)
Long-term debt	(10)
Group's share of original book value and fair value of net assets	282
Net receivable from AT&T	56
Total net assets acquired	338
Goodwill	–
Total cost	**338**

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly, there is no further profit or loss on the unwind and no goodwill on the acquisition.

[b]During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

	Book value and fair value £m
Fixed assets	1
Current liabilities	(1)
Group's share of original book value of net assets and fair value to group	–
Goodwill	13
Total cost	**13**

[c]On 18 April 2001, the group took full control of O_2 Communications (Ireland) formerly Esat Digifone. Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mmO_2.

	Book value and fair value £m
Minority interest	(7)
Group's share of original book value of net liabilities	(7)
Goodwill	876
Total cost	**869**

[d]**Other subsidiary companies**
During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

	Book value and fair value £m
Fixed assets	3
Current assets	5
Current liabilities	(6)
Group's share of original book value of net assets and fair value to group	2
Goodwill	33
Total cost	**35**

[e]On 20 February 2001, the group took full control of Viag Interkom GmbH & Co (Viag Interkom). Under an agreement announced in August 2000, the group purchased from E.ON its 45% interest in Viag Interkom by means of a put option priced at €7.25 billion (£4,562 million). In January 2001, the group acquired the 10% interest in the company previously owned by Telenor for €1.6 billion (£1,032 million). As part of the transactions, the group repaid loans due by Viag

17. Acquisitions and disposals continued

Interkom to E.ON and Telenor totalling £3,165 million. The total cash consideration amounted to £8,770 million, including £11 million expenses.

	Book value and fair value £m
Fixed assets	6,728
Current assets	619
Current liabilities	(585)
Long-term liabilities	(2,505)
Group's share of original book value of net assets	4,257
Goodwill	4,992
Total cost	**9,249**

Since the acquisition was made towards the end of the year ended 31 March 2001, the fair values of the identifiable assets and liabilities were determined on a provisional basis which were then confirmed in the 2002 financial year. Goodwill arising on acquisition of Viag Interkom and remaining in the group was being amortised over 20 years until it was partially demerged with mmO_2 and the remaining balance was written off in the 2002 financial year.

The consolidated results of Viag Interkom for the year ended 31 December 2000 and for the period from 1 January 2001 to 19 February 2001, on the basis of its accounting policies, are summarised as follows:

	Period 1 January to 19 February 2001 £m	Year ended 31 December 2000 £m
Group turnover	216	856
Total operating loss	(108)	(686)
Loss before taxation	(160)	(784)
Loss for the financial period	(160)	(784)

[f]Other subsidiary companies

During the year ended 31 March 2001, the acquisition of interests in other subsidiary companies and the consideration given comprised:

Year ended 31 March 2001	Telfort[g] £m	Other £m	Total £m
Minority interest	–	31	**31**
Fixed assets	496	–	**496**
Current assets	221	16	**237**
Current liabilities	(261)	–	**(261)**
Group share of original book value of net assets and fair value to group	456	47	**503**
Goodwill	986	113	**1,099**
Total cost	**1,442**	**160**	**1,602**

[g]On 22 June 2000, BT received regulatory approval to acquire the remaining 50% interest of Telfort BV, its provider of fixed and mobile services to businesses and consumers in the Netherlands, that it did not already own for £1,207 million. Goodwill arising on the acquisition of Telfort BV and remaining in the group was being amortised over 20 years until it was partially demerged with mmO_2 and the remaining balance was written off in the 2002 financial year. Telfort BV's loss after tax for the year ended 31 December 1999 was £141 million and its loss for the six months ended 30 June 2000 was £86 million.

[h]On 5 January 2000, BT and AT&T formed their global venture named Concert for the two companies' trans-border communications activities. The venture is jointly owned and controlled. The group contributed the majority of its cross-border international networks, its international traffic, its business with selected multinational customers and its international products for business customers, as well as Concert Communications. AT&T contributed a similar set of assets and businesses.

17. Acquisitions and disposals continued

The book value of the assets contributed by the group to the joint venture comprised:

	£m
Intangible assets	568
Tangible fixed assets	870
Total fixed assets	1,438
Current assets	123
Current liabilities	(183)
Net current liabilities	(60)
Provisions for liabilities and charges	(13)
Long-term debt owed to the BT group	(1,169)
Net assets contributed	**196**

The acquisition of the group's 50% interest in Concert comprised:

	£m
Group's share of Concert's opening net assets (US GAAP)	631
Group's share of US to UK GAAP adjustments	(180)
Group's share of Concert's opening net assets (UK GAAP)	451
Net assets contributed by the group to the joint venture	(196)
Transition costs	(96)
Unrealised gain on the contribution	**159**

The gain on the transfer of the assets is unrealised since the group continues to maintain a 50% interest in the assets contributed. This gain has been taken to a non-distributable reserve and is shown in the statement of total recognised gains and losses for the year ended 31 March 2000. There is no tax charge on the gain.

During the year ended 31 March 2001, the group's share of Concert's opening net assets was amended, due to certain true up contributions, reducing the unrealised gain by £49 million. This is shown in the statement of total recognised gains and losses for the year ended 31 March 2001.

Acquisition of associates and joint ventures
Year ended 31 March 2002

	Blu[i] £m
Group share of original book value of net assets and fair value to the group	16
Goodwill	50
Total cost	**66**

Year ended 31 March 2001	Telenordia[j] £m	J-Phone[k] £m
Group share of original book value of net assets and fair value to the group	10	5
Goodwill	84	–
Total cost	**94**	**5**

[i]On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase was written off. In addition in the year ended 31 March 2002 the value of BT's investment was reviewed and provision was made for the associated impairment and exit costs. In December 2002 the group sold its interest in Blu (note 7).

[j]On 8 September 2000, BT increased its existing 33% interest in Telenordia, based in Sweden, to 50% for £94 million. Goodwill was being amortised over 20 years until its disposal in October 2001.

[k]On 8 May 2000, the group acquired a 40% interest in a company, with Japan Telecom owning the other 60% interest, which holds a 74% interest in J-Phone Communications Co Limited (JPC). JPC in turn acquired controlling interests, averaging 51%, in nine regional Japanese mobile phone J-Phone companies. These J-Phone companies merged into three larger regional companies during the year ended 31 March 2001. Japan Telecom also held a direct 18% interest in the J-Phone companies.

During the year ended 31 March 2001, the group held an effective 23% interest in J-Phone. The impact of the combined J-Phone/Japan Telecom ownership structure, however, led the group to reflect 63% of the J-Phone results at the turnover and operating profit levels and all items below including interest and taxation, in accordance with the requirements of FRS 9. In June 2001, the group sold this interest (note 7).

17. Acquisitions and disposals continued

Disposal of subsidiaries and the demerger of mmO$_2$

In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

The table below analyses the disposal of subsidiaries and the demerger of mmO$_2$ for the year ended 31 March 2002.

Year ended 31 March 2002	mmO$_2$[l] £m	Yell[m] £m	Other £m	Total £m
Net assets disposed of:				
Fixed assets	20,459	467	211	**21,137**
Stocks	109	98	–	**207**
Debtors	1,381	400	19	**1,800**
Cash	112	21	7	**140**
Creditors: amounts falling due within one year	(1,790)	(153)	(46)	**(1,989)**
Creditors: amounts falling due after more than one year	–	(10)	–	**(10)**
Provisions	(229)	–	–	**(229)**
Intercompany loans	(561)	–	–	**(561)**
Goodwill previously written off to reserves	–	9	44	**53**
Net assets disposed of	19,481	832	235	**20,548**
Profit (loss) on disposal	(992)	1,128	(116)	**20**
Consideration	**18,489**	**1,960**	**119**	**20,568**
Cash	–	1,859	119	**1,978**
Loan to parent undertaking	18,489	–	–	**18,489**
Loan notes	–	60	–	**60**
Other	–	41	–	**41**
Total	**18,489**	**1,960**	**119**	**20,568**

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable Limited and Westminster Cable Limited.

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to mmO$_2$ and Yell and the results of mmO$_2$ and Yell included in the results of the 2002 financial year to the date of demerger and disposal respectively were:

	mmO$_2$ £m	Yell £m
Net cash flow from operating activities	227	7
Capital expenditure	865	2
Decrease in cash in the year	(262)	(4)
Results of mmO$_2$ and Yell included to date of demerger/disposal:		
Group turnover	2,665	171
Total operating (loss) profit	(461)	33
(Loss) profit before taxation	(569)	27
Taxation charge	(24)	(9)
(Loss) profit for the financial year	(593)	18

[l]On 19 November 2001, BT completed the demerger of mmO$_2$, the group's former mobile phone business in Europe. mmO$_2$ consists of O$_2$ UK Limited (formerly BT Cellnet Limited), O$_2$ Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie.

[m]On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its group undertakings.

18. Net debt

	At 1 April 2002 £m	Cash flow £m	Acquisition of subsidiary undertakings £m	Other non-cash changes £m	Currency movement £m	At 31 March 2003 £m
Analysis of net debt						
Cash in hand and at bank	158	(69)	–	–	–	**89**
Overnight deposits	232	36	–	–	–	**268**
Bank overdrafts	(16)	12	–	–	–	**(4)**
	374	(21)	–	–	–	**353**
Other current asset investments	4,347	1,729	23	(13)	(16)	**6,070**
Short-term investments and cash, less bank overdrafts	4,721	1,708	23	(13)	(16)	**6,423**
Debt due within one year, excluding bank overdrafts	(2,179)	2,108	–	(2,414)	(60)	**(2,545)**
Debt due after one year	(16,245)	406	(10)	2,384	9	**(13,456)**
Total debt, excluding bank overdrafts	(18,424)	2,514	(10)	(30)	(51)	**(16,001)**
Net debt	(13,703)	4,222	13	(43)	(67)	**(9,578)**

	2003 £m	2002 £m	2001 £m
Reconciliation of net cash flow to movement in net debt			
(Decrease) increase in cash in the year	**(21)**	90	128
Cash outflow (inflow) from decrease (increase) in debt	**2,514**	11,976	(19,550)
Cash outflow from increase in liquid resources	**1,729**	1,862	480
Decrease (increase) in net debt resulting from cash flows	**4,222**	13,928	(18,942)
Currency and translation movements	**(67)**	(32)	(26)
Decrease (increase) in debt on disposal (acquisition) of subsidiary undertakings	**13**	75	(48)
Other non-cash movements	**(43)**	268	(226)
Decrease (increase) in net debt in the year	**4,125**	14,239	(19,242)
Net debt at 1 April	**(13,703)**	(27,942)	(8,700)
Net debt at 31 March	**(9,578)**	(13,703)	(27,942)

On the demerger, mmO$_2$ had net debt of approximately £500 million of which BT was owed approximately £449 million in addition to ordinary trading account balances. mmO$_2$ repaid this loan to BT on 19 November 2001.

19. Intangible assets

Group	Goodwill £m	Telecommunication licences £m	Total £m
Cost			
1 April 2002	2,588	21	2,609
Acquisitions	13	–	13
Currency movements	(23)	–	(23)
Total cost at 31 March 2003	2,578	21	2,599
Amortisation			
1 April 2002	2,351	6	2,357
Charge for the year	20	4	24
Total amortisation at 31 March 2003	2,371	10	2,381
Net book value at 31 March 2003	207	11	218
Net book value at 31 March 2002	237	15	252

19. Intangible assets continued

Company	Goodwill £m
Cost	
1 April 2002	–
Acquisitions	6
Total cost at 31 March 2003	**6**
Total amortisation at 1 April 2002 and 31 March 2003	**–**
Net book value at 31 March 2003	**6**
Net book value at 31 March 2002	–

20. Tangible fixed assets

Group	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2002	984	32,745	1,183	34,912
Acquisitions of subsidiary undertakings	48	279	167	494
Additions[b]	9	489	1,956	2,454
Transfers	48	2,257	(2,305)	–
Disposal of subsidiary undertakings	–	(8)	–	(8)
Other disposals and adjustments	(147)	(1,596)	(34)	(1,777)
Currency movements	13	180	(9)	184
Total cost at 31 March 2003	**955**	**34,346**	**958**	**36,259**
Depreciation				
1 April 2002	413	18,475	–	18,888
Acquisitions of subsidiary undertakings	2	96	–	98
Charge for the year	66	2,945	–	3,011
Disposal of subsidiary undertakings	–	(5)	–	(5)
Other disposals and adjustments	(134)	(1,537)	–	(1,671)
Currency movements	5	90	–	95
Total depreciation at 31 March 2003	**352**	**20,064**	**–**	**20,416**
Net book value at 31 March 2003	**603**	**14,282**	**958**	**15,843**
Engineering stores	–	–	45	45
Total tangible fixed assets at 31 March 2003	**603**	**14,282**	**1,003**	**15,888**
Net book value at 31 March 2002	571	14,270	1,183	16,024
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	571	14,270	1,237	16,078

20. Tangible fixed assets continued

Company	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2002	1,225	31,265	1,050	33,540
Acquisitions	–	4	–	4
Additions	–	268	1,908	2,176
Transfers	47	2,206	(2,253)	–
Disposals and adjustments	(534)	(1,986)	(9)	(2,529)
Total cost at 31 March 2003	**738**	**31,757**	**696**	**33,191**
Depreciation				
1 April 2002	333	17,742	–	18,075
Acquisitions	–	3	–	3
Charge for the year	47	2,605	–	2,652
Disposals and adjustments	(92)	(1,620)	–	(1,712)
Total depreciation at 31 March 2003	**288**	**18,730**	**–**	**19,018**
Net book value at 31 March 2003	**450**	**13,027**	**696**	**14,173**
Engineering stores	–	–	45	45
Total tangible fixed assets at 31 March 2003	**450**	**13,027**	**741**	**14,218**
Net book value at 31 March 2002	892	13,523	1,050	15,465
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	892	13,523	1,104	15,519

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
[a]The net book value of land and buildings comprised:				
Freehold	**374**	343	**307**	551
Long leases (over 50 years unexpired)	**27**	34	**4**	62
Short leases	**202**	194	**139**	279
Total net book value of land and buildings	**603**	**571**	**450**	**892**

	Group	
	2003 £m	2002 £m
[b]Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	**1,277**	1,373
Exchange equipment	**228**	428
Other network equipment	**466**	694
Computers and office equipment	**281**	273
Motor vehicles and other	**162**	189
Land and buildings	**40**	153
	2,454	3,110
Decrease in engineering stores	**(9)**	(10)
Total continuing activities	**2,445**	3,100
Total discontinued activities	**–**	808
Total expenditure on tangible fixed assets	**2,445**	**3,908**

21. Fixed asset investments

| Group | Interests in associates and joint ventures[b] | | | | |
	Shares £m	Loans £m	Share of post acquisition profits (losses) £m	Other investments[c] £m	Total £m
Cost					
1 April 2002	3,673	22	(795)	1,240	4,140
Additions	46	107	–	–	153
Acquisitions of subsidiary undertaking	–	–	–	3	3
Disposals	(1,652)	–	180	(664)	(2,136)
Unwind of Concert joint venture	(1,475)	–	314	–	(1,161)
Share of profits for the year	–	–	49	–	49
Repayments and other transfers	(3)	(110)	16	1	(96)
Currency movements	6	1	–	5	12
Total cost at 31 March 2003	**595**	**20**	**(236)**	**585**	**964**
Provisions and amounts written off					
1 April 2002	(2,222)	–	–	(697)	(2,919)
Goodwill amortisation for the year	(2)	–	–	–	(2)
Disposals	1,179	–	–	540	1,719
Unwind of Concert joint venture	823	–	–	–	823
Repayments and other transfers	1	–	–	(1)	–
Increase in the year	–	–	–	(30)	(30)
Total provisions and amounts written off at 31 March 2003	**(221)**	**–**	**–**	**(188)**	**(409)**
Net book value at 31 March 2003	**374**	**20**	**(236)**	**397**	**555**
Net book value at 31 March 2002	1,451	22	(795)	543	1,221

| Company | Subsidiary undertakings | | Associates and joint ventures £m | Other investments £m | Total £m |
	Shares £m	Loans £m			
Cost					
1 April 2002	41,911	10	185	512	42,618
Additions	1,135	–	68	153	1,356
Disposals	(338)	–	(163)	(103)	(604)
Repayments and other transfers	–	(5)	(61)	3	(63)
Currency movements	217	–	2	–	219
Total cost at 31 March 2003	**42,925**	**5**	**31**	**565**	**43,526**
Provisions and amounts written off					
1 April 2002	(14,349)	–	(172)	(247)	(14,768)
Disposals	8	–	161	10	179
Repayments and other transfers	–	–	3	(3)	–
Increase in the year	(4,404)	–	(2)	(30)	(4,436)
Total provisions and amounts written off at 31 March 2003	**(18,745)**	**–**	**(10)**	**(270)**	**(19,025)**
Net book value at 31 March 2003	**24,180**	**5**	**21**	**295**	**24,501**
Net book value at 31 March 2002	27,562	10	13	265	27,850

21. Fixed asset investments continued
aSubsidiary undertakings, associates and joint ventures
Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 78.

bAssociates and joint ventures	2003 £m	2002 £m
Associates:		
Goodwill	1	15
Loans	1	1
Share of other net assets	25	208
Total associates	27	224
Joint ventures:		
Loans	19	21
Share of other net assets	112	433
Total joint ventures	131	454
Net book value at 31 March	158	678

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2003 £m	2002 £m
Fixed assets	570	1,668
Current assets	186	1,973
Current liabilities	(344)	(2,362)
Net current liabilities	(158)	(389)
Non-current liabilities	(271)	(558)
Minority interests	(4)	(66)
Share of net assets	137	655

The group's proportionate share of its associates' and joint ventures' profits less losses before taxation excluding minority interests totalled £310 million (losses less profits 2002 – £1,463 million, losses less profits 2001 – £667 million) and its share of their profits less losses attributable to shareholders excluding minority interests totalled £229 million for the year ended 31 March 2003 (losses less profits 2002 – £1,548 million, losses less profits 2001 – £895 million).

Up to 21 August 2001, the group had a 74.5% interest in e-escape Limited, a UK telecommunications service provider, having acquired an additional 25.5% on 19 December 2000. This additional interest was not for holding as a long-term investment and was sold on 22 August 2001. For this reason, the investment in this company has continued to be accounted for on the equity basis. For the period to 21 August 2001, e-escape's turnover was £1 million and it incurred a loss after taxation of £2 million. Purchases from the group amounted to £1 million.

cOther investments
Other investments include ordinary shares of BT Group plc, with a net book value of £61 million (2002 – £69 million) and a market value of £50 million (2002 – £69 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan. They also include ordinary shares of BT Group plc, with a net book value of £37 million (2002 – £108 million) and a market value of £25 million (2002 – £127 million), held in trust for employee sharesave schemes. In the group balance sheet at 31 March 2003, listed investments were held with a book value of £22 million (2002 – £94 million) and a market value of £15 million (2002 – £171 million).

22. Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Trade debtors[a]	2,240	2,393	1,852	2,026
Amounts owed by subsidiary undertakings	–	–	1,825	5,591
Amount owed by parent undertaking	18,489	18,489	18,489	18,489
Amounts owed by joint ventures (trading)	9	582	6	392
Amounts owed by associates (trading)	–	1	–	–
Other debtors	517	664	319	537
Accrued income	1,486	1,262	664	1,182
Pension fund prepayment[b]	630	231	630	231
Other prepayments	161	139	118	128
Total debtors	**23,532**	23,761	**23,903**	28,576

[a]Trade debtors are stated after deducting £491 million (2002 – £450 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2003 was £264 million (2002 – £369 million including an exceptional charge of £79 million).
[b]Falling due after more than one year.

23. Current asset investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Listed investments	265	229	–	101
Short-term loans to subsidiary undertakings	–	–	7,862	3,351
Other short-term deposits and investments[a]	6,073	4,350	454	2,433
Total current asset investments	**6,338**	4,579	**8,316**	5,885
Market value of listed investments	266	244	–	101

[a]Included within other short-term deposits and investments is £149 million invested with a swap counterparty. The counterparty has security over this investment in the event of BT defaulting on the swap.

24. Loans and other borrowings

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	1,928	1,928	1,928	1,928
5.75% bonds 2028	596	596	596	596
3.5% indexed linked notes 2025	262	258	262	258
8.625% bonds 2020	297	296	297	296
7.75% notes 2016 (minimum 7.5%[a])	691	690	691	690
Euro 7.125% notes 2011 (minimum 6.875%[a])	1,368	1,368	1,368	1,368
US dollar 8.375% notes 2010 (minimum 8.125%[a])	2,049	2,072	2,049	2,072
US dollar 8.765% bonds 2009	138	138	–	–
Euro 11.875% senior notes 2009	3	129	–	–
US dollar 11.875% senior notes 2008	–	124	–	–
US dollar 7% notes 2007	606	605	606	605
12.25% bonds 2006	229	229	229	229
7.375% notes 2006 (minimum 7.125%[a])	398	397	398	397
Euro 6.375% notes 2006 (minimum 6.125%[a])	1,858	1,857	1,858	1,857
US dollar 7.875% notes 2005 (minimum 7.624%[a])	1,942	2,066	1,942	2,066
US dollar 6.75% bonds 2004	604	604	604	604
Euro 5.875% notes 2004 (minimum 5.625%[a])	1,087	1,085	1,087	1,085
US dollar floating rate notes 2003[a]	761	761	761	761
12.25% bonds 2003	–	180	–	180
7.125% bonds 2003	500	499	500	499
Euro floating rate notes 2003[a]	–	611	–	611
US dollar 6.75% notes 2002	–	830	–	830
Total listed bonds, debentures and notes	15,317	17,323	15,176	16,932
Lease finance	13	4	42	–
Bank loans due 2001-2009 (average effective interest rate 9.8%)	558	659	–	–
Floating rate note 2001-2009 (average effective interest rate 4.1%)	112	126	112	126
Other loans	–	123	57	113
Bank overdrafts and other short-term borrowings	4	16	2,059	1,301
Euro Medium Term Notes	–	125	–	125
Commercial paper	–	64	–	64
Loans from subsidiary undertakings	–	–	28,372	26,682
Loan from ultimate parent undertaking	1	–	1	–
Total loans and other borrowings	16,005	18,440	45,819	45,343

[a]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

24. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2003 are unsecured. Lease finance is repayable by instalments.

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Repayments fall due as follows:				
Within one year, or on demand	2,549	2,195	32,958	29,352
Between one and two years	846	2,408	613	2,407
Between two and three years	4,031	844	4,037	844
Between three and four years	501	4,152	406	4,152
Between four and five years	606	497	614	497
After five years	7,472	8,344	7,191	8,091
Total due for repayment after more than one year	13,456	16,245	12,861	15,991
Total loans and other borrowings	16,005	18,440	45,819	45,343

25. Other creditors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Trade creditors	2,772	2,396	1,751	2,024
Amounts owed to subsidiary undertakings	2	–	1,675	6,359
Amounts owed to parent undertaking	–	2	–	–
Amounts owed to joint ventures (trading)	3	529	–	407
Corporation taxes	406	336	70	81
Other taxation and social security	438	477	381	848
Other creditors	1,386	1,558	1,270	956
Accrued expenses	718	772	571	626
Deferred income	1,040	954	923	912
Dividends payable	366	173	366	173
Total other creditors	7,131	7,197	7,007	12,386

26. Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Group				
Balances at 1 April 2002	85	29	70	184
Charged against profit for the year	200	4	6	210
Utilised in the year	(27)	–	(8)	(35)
Total provisions at 31 March 2003	258	33	68	359
Company				
Balances at 1 April 2002	60	29	10	99
Charged against profit for the year	–	4	5	9
Utilised in the year	(7)	–	–	(7)
Total provisions at 31 March 2003	53	33	15	101

[a] Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group's London office portfolio.
[b] Provision for unfunded pension obligations.
[c] Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation.

26. Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

	Group £m	Company £m
Balance at 1 April 2002	2,140	2,075
Credit against profit for the year	(102)	(69)
Transfer to current tax	(23)	–
Acquisition of subsidiary undertakings	2	–
Total deferred tax provision at 31 March 2003	**2,017**	**2,006**

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Tax effect of timing differences due to:				
Excess capital allowances	2,035	2,161	2,006	2,107
Pension prepayment	167	69	167	67
Other	(185)	(90)	(167)	(99)
Total provision for deferred taxation	**2,017**	**2,140**	**2,006**	**2,075**

27. Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2003 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.

The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2003 (2002 – £2,170 million), representing 8,689,755,905 ordinary shares (2002 – 8,681,325,008 ordinary shares).
Ordinary shares allotted during the year were as follows:

	Number	Nominal value £m	Consideration £m
Shares issued	8,430,897	2	27
Totals for the year ended 31 March 2003	**8,430,897**	**2**	**27**

28. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account[a] £m	Capital redemption reserve[a] £m	Other reserves[a] £m	Profit and loss account £m	Total £m
Group						
Balances at 1 April 2000	1,627	1,580	747	186	9,700	13,840
Employee share option schemes – 78 million shares issued	19	615	–	–	–	634
Movement relating to BT's employee share ownership trust[b]	–	–	–	–	(359)	(359)
Currency movements (including £65 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	429	429
Loss for the financial year	–	–	–	–	(1,870)	(1,870)
Dividends	–	–	–	–	(571)	(571)
Adjustment to unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	–	(49)	–	(49)
Balances at 1 April 2001	1,646	2,195	747	137	7,329	12,054
Rights issue[d]	494	5,382	–	–	–	5,876
Shares issued to special purpose trust[e]	14	159	–	–	–	173
Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7)	–	–	–	–	68	68
Employee share option schemes – 64 million shares issued	16	239	–	–	–	255
Movement relating to BT's employee share ownership trust[b]	–	–	–	–	(70)	(70)
Currency movements (including £36 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	(15)	(15)
Profit for the financial year	–	–	–	–	3	3
Dividends	–	–	–	–	(218)	(218)
Other movements	–	–	–	1	–	1
Balances at 1 April 2002	2,170	7,975	747	138	7,097	18,127
Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7)	–	–	–	–	869	869
Shares issued – 8 million shares issued	2	25	–	–	–	27
Transfer between reserves[h]	–	–	–	(27)	27	–
Currency movements (including £106 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	5	5
Profit for the financial year	–	–	–	–	2,686	2,686
Dividends	–	–	–	–	(587)	(587)
Balances at 31 March 2003	**2,172**	**8,000**	**747**	**111**	**10,097**	**21,127**

28. Reconciliation of movement in shareholders' funds continued

	Share capital £m	Share premium account[a] £m	Capital redemption reserve[a] £m	Profit and loss account £m	Total £m
Company					
Balances at 1 April 2000	1,627	1,580	747	10,597	14,551
Employee share option schemes – 78 million shares issued	19	615	–	–	634
Movement relating to BT's employee share ownership trust[b]	–	–	–	(263)	(263)
Currency movements	–	–	–	71	71
Loss for the financial year[f]	–	–	–	(2,116)	(2,116)
Dividends	–	–	–	(571)	(571)
Balances at 1 April 2001	1,646	2,195	747	7,718	12,306
Rights issue[d]	494	5,382	–	–	5,876
Shares issued to special purpose trust[e]	14	159	–	–	173
Employee share option schemes – 64 million shares issued	16	239	–	–	255
Movement relating to BT's employee share ownership trust[b]	–	–	–	(70)	(70)
Unrealised gain on start up of joint ventures	–	–	5	–	5
Currency movements	–	–	–	(158)	(158)
Loss for the financial year[f]	–	–	–	(159)	(159)
Dividends	–	–	–	(218)	(218)
Balances at 1 April 2002	2,170	7,975	752	7,113	18,010
Shares issued – 8 million shares issued	2	25	–	–	27
Currency movements	–	–	–	129	129
Loss for the financial year[f]	–	–	–	(1,510)	(1,510)
Dividends	–	–	–	(587)	(587)
Balances at 31 March 2003	**2,172**	**8,000**	**752**	**5,145**	**16,069**

[a] The share premium account, representing the premium on allotment of shares, the capital redemption reserve and the other reserves, are not available for distribution.

[b] During the year ended 31 March 2002, the company issued shares at a market value of £154 million (2001 – £400 million) in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million (2001 – £145 million) to the group for the issue of these shares and the balance of £70 million (2001 – £255 million) comprised contributions to the qualifying employee share ownership trust from group undertakings. The movement relating to BT's Employee Share Ownership Trust in 2001 included the write down of shares held in trust.

[c] The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2003, was £222 million (2002 – £217 million, 2001 – £278 million).

[d] The group's rights issue closed on 15 June 2001, a total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account.

[e] In connection with outstanding share options at the date of demerger, 57 million BT plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account.

[f] The loss for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £1,510 million (2002 – £159 million loss, 2001 – £2,116 million loss). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[g] Aggregate goodwill at 31 March 2003 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2002 – £1,254 million, 2001 – £1,383 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[h] Release of statutory reserves in subsidiary undertakings on cessation of associated activities.

29. Related party transactions

The Company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate controlling entity. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company, BT Group plc.

Copies of the ultimate holding company's financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the Company is exempt under the terms of Financial Reporting Standard No. 8 from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control in 2003.

30. Financial commitments, contingent liabilities and subsequent events

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Contracts placed for capital expenditure not provided in the accounts	616	740	520	680
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:				
Within one year	11	13	2	2
Between one and five years	26	11	104	8
After five years	317	314	328	291
Total payable within one year	354	338	434	301

Future minimum operating lease payments for the group at 31 March 2003 were as follows:

	2003 £m
Payable in the year ending 31 March:	
2003	354
2004	347
2005	351
2006	354
2007	357
Thereafter	9,597
Total future minimum operating lease payments	11,360

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2003, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O_2 UK Limited prior to its demerger with mmO$_2$ on 19 November 2001, amounting to US$96 million (£61 million) as at 31 March 2003. mmO$_2$ plc has given BT a counterindemnity for these guarantees.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The first hearing has been scheduled for 11 July 2003, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

31. Pension costs
Background
The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ''Pension Costs'' (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 ''Retirement Benefits'' (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution paid by the group based upon a fixed percentage of employees' pay.

The total pension costs of the group (including discontinued activities) expensed within staff costs in the year was £322 million (2002 – £382 million, 2001 – £326 million), of which £314 million (2002 – £373 million, 2001 – £315 million) related to the group's main defined benefit pension scheme, the BTPS. The decline in the pension cost reflects the reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £60 million (2002 – £46 million, 2001 – £nil). In the year ended 31 March 2002 this profit and loss charge of £46 million was not the full cash cost of £186 million because there was a pension fund accounting surplus, including the provision on the balance sheet of £140 million that was fully utilised before making a charge to the profit and loss account.

31. Pension costs continued

The pension cost applicable to defined contribution schemes in the year ended 31 March 2003 was £4 million (2002 – £5 million, 2001 – £nil), and £0.4 million (2002 – £0.3 million, 2001 – £nil) of contributions to the schemes were outstanding at 31 March 2003.

The group occupies seven properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2003, the UK equities included 37 million (2002 – 55 million, 2001 – 51 million) ordinary shares of the company with a market value of £58 million (2002 – £154 million, 2001 – £258 million).

BT Pension Scheme
Funding valuation

A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group's pension fund contributions for the year ending 31 March 2004 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.

The valuation basis for funding purposes is broadly as follows:

■   scheme assets are valued at market value at the valuation date; and

■   scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)		
	2002 valuation %	1999 valuation %	1996 valuation %	2002 valuation %	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values (after allowing for an annual increase in dividends	4.52	2.38	3.80	7.13	5.45	7.95
of)	1.00	1.00	0.75	3.53	4.03	4.78
Return on future investments	4.00	4.00	4.25	6.60	7.12	8.42
Average increase in retail price index	–	–	–	2.50	3.00	4.00
Average future increases in wages and salaries	1.50*	1.75	1.75	4.04*	4.80	5.82
Average increase in pensions	–	–	–	2.50	3.00	3.75-4.00

*There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects:

	Impact on funding deficit	
	Increase £bn	Decrease £bn
0.25 percentage point change in:		
Investment return	(0.9)	0.9
Wage and salary increases	0.2	(0.2)

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the current market value of equity investments has fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group has agreed to make employer's contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compares to the employer's contribution rate of 11.6% and annual

31. Pension costs continued

deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2003, the group made regular contributions of £278 million (2002 – £303 million, 2001 – £308 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2001 of £129 million in the 2003 financial year (2002 – £400 million, 2001 – £100 million) and deficiency contributions of £200 million (2002 – £200 million, 2001 – £200 million). The group will also pay a special contribution in December 2003, which is expected to amount to approximately £100 million in respect of early leavers in the year ended 31 December 2002 which has already been reflected in the profit and loss account.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make annual deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

SSAP 24 accounting valuation

The SSAP 24 valuation is broadly on the following basis:
- scheme assets are valued at market value; and
- scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

For the purpose of determining the group's pension expenses under SSAP 24 in the years ended 31 March 2003, 2002 and 2001, the same assumptions were used as set out above for the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum (allowing for real equity dividend growth of 1.25% per annum). This equates to a real return of 2.5% per annum rather than the more conservative funding valuation, which used a real return of 2.4% per annum.

At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003, 2002 and 2001 financial years was 11.6% of pensionable salaries based on the 31 March 2000 SSAP 24 valuation.

The pension cost for the 2004 financial year will be based upon the 31 March 2003 SSAP 24 valuation. At 31 March 2003 there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost will be 11.3% of pensionable salaries. The SSAP 24 valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions, as set out above, with the following exceptions:
- return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;
- average increase in retail price index is assumed to be 2.25% per annum; and
- the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2003 the prepayment was £630 million (2002 – £231 million) with the increase being principally due to the additional special and deficiency contributions in the year.

The pension charge to the profit and loss will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. The requirements for disclosure under FRS 17 remain in force between its issue and full implementation, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:
- scheme assets are valued at market value at the balance sheet date;
- scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and
- movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

31. Pension costs continued

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2003 are:

	Real rates (per annum)		Nominal rates (per annum)	
	2003 %	2002 %	2003 %	2002 %
Average future increases in wages and salaries	1.50*	1.50	3.78*	4.04
Average increase in pensions in payment and deferred pensions	–	–	2.25	2.50
Rate used to discount scheme liabilities	3.08	3.41	5.40	6.00
Inflation – average increase in retail price index	–	–	2.25	2.50

*There is a short term reduction in the real salary growth assumption to 0.75% for the first three years.

The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2003			31 March 2002		
	Expected long-term rate of return (per annum) %	Asset fair value £b	%	Expected long-term rate of return (per annum) %	Asset fair value £b	%
UK equities	8.2	7.4	34	8.0	11.1	41
Non-UK equities	8.2	6.4	30	8.0	8.1	30
Fixed-interest securities	5.2	3.1	14	5.6	3.0	11
Index-linked securities	4.3	1.7	8	4.8	1.9	7
Property	7.0	3.3	15	7.0	2.8	10
Cash and other	4.0	(0.4)	(1)	4.5	0.2	1
Total	**7.4**	**21.5**	**100**	7.4	27.1	100

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

The net pension deficit set out below is under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2003 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

	31 March 2003			31 March 2002		
	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	21,500	30,500	9,000	27,100	28,900	1,800
Other liabilities	–	33	33	–	30	30
Total deficit			9,033			1,830
Deferred tax asset at 30%			(2,710)			(549)
Net pension liability			**6,323**			1,281

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March would be as follows:

	31 March 2003 £m	31 March 2002 £m
Net assets		
Net assets as reported	21,127	18,127
SSAP 24 pension prepayment (net of deferred tax)	(441)	(162)
SSAP 24 pension provision (net of deferred tax)	23	20
Net pension liability under FRS 17	(6,323)	(1,281)
Net assets including net pension liability	**14,386**	16,704

31. Pension costs continued

	31 March 2003 £m	31 March 2002 £m
Profit and loss reserve		
Profit and loss reserve, as reported	**10,097**	7,097
SSAP 24 pension prepayment (net of deferred tax)	**(441)**	(162)
SSAP 24 pension provision (net of deferred tax)	**23**	20
Net pension liability under FRS 17	**(6,323)**	(1,281)
Profit and loss reserve including net pension liability	**3,356**	5,674

On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2003 would be as follows:

	2003 £m
Analysis of amounts that would be charged to operating profit on an FRS 17 basis	
Current service cost	**444**
Past service cost	**60**
Total operating charge	**504**
Amount that would be charged (credited) to net interest payable on an FRS 17 basis	
Expected return on pension scheme assets	**(1,983)**
Interest on pension scheme liabilities	**1,694**
Net finance expense (return)	**(289)**
Amount that would be charged to profit before taxation on an FRS 17 basis	**215**
Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis	
Expected return less actual return on pension scheme assets	**6,995**
Experience (gains) losses arising on pension scheme liabilities	**(1,056)**
Changes in assumptions underlying the present value of the pension scheme liabilities	**1,660**
Actuarial loss recognised	**7,599**

The net pension cost of £215 million for the year ended 31 March 2003 under FRS 17 is £107 million lower than the profit and loss charge recognised under SSAP 24.

The movements in the net pension liability, on an FRS 17 basis, during the year ended 31 March 2003 were:

	£m
Deficit at 1 April 2002	1,830
Current service cost	444
Contributions	(611)
Past service costs	60
Other finance income	(289)
Actuarial loss recognised	7,599
Deficit at 31 March 2003	**9,033**
Net pension liability, post tax, at 31 March 2003	**6,323**

The history of experience gains (losses) which would have been recognised under FRS 17 were:

Difference between expected and actual return on scheme assets:	
Amount (£m)	(6,995)
Percentage of scheme assets	32.5%
Experience gains and losses on scheme liabilities:	
Amount (£m)	1,056
Percentage of the present value of scheme liabilities	3.5%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£m)	(7,599)
Percentage of the present value of scheme liabilities	24.9%

32. Directors' emoluments and pensions

For the year to 31 March 2003 the aggregate emoluments of the directors was £3,841,000 (2002 – £3,315,000). The figure for 2003 includes a termination payment of £227,000 paid to a director upon him leaving office. Aggregate deferred bonuses of £1,058,000 (2002 – £152,000) were awarded, payable in shares in three years time.

Retirement benefits were accruing to one director (2002 – four) under a defined benefits pension scheme.

During the year one director exercised options (2002 – three) under one or more of the BT Group share option plans. Three directors (2002 – six) received or are entitled to receive shares under BT long term incentive plans.

The emoluments of the highest paid director were £2,174,000 (2002 – £1,310,000). He is entitled to receive 876,750 shares under BT long term incentive plans. He did not exercise any share options.

Included in the above aggregate emoluments are those of Ben Verwaayen, Ian Livingston and Philip Hampton, who are or were also directors of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

33. People employed

	2003		2002		2001	
	Year end '000	Average '000	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	96.3	98.4	100.1	104.9	106.4	109.7
Non-UK	8.4	9.0	8.5	9.7	10.4	8.6
Total continuing activities	**104.7**	**107.4**	108.6	114.6	116.8	118.3
UK	–	–	–	5.8	11.5	10.6
Non-UK	–	–	–	4.4	8.7	4.5
Total discontinued activities	**–**	**–**	**–**	10.2	20.2	15.1
Total employees	**104.7**	**107.4**	108.6	124.8	137.0	133.4

34. Auditors

The auditors' remuneration for the year ended 31 March 2003 for the group was £2,908,000 (2002 – £2,651,000, 2001 – £3,639,000).

The following fees were paid or are payable to the company's auditors, PricewaterhouseCoopers LLP (and formerly PricewaterhouseCoopers), in the UK for the years ended 31 March 2003, 31 March 2002 and 31 March 2001:

	2003 £000	2002 £000	2001 £000
Audit of BT plc's statutory accounts	1,325	1,238	1,261
Audits of UK subsidiary undertakings' statutory accounts	550	367	839
Other services in the UK	8,980	22,683	16,223
Audit and other services outside the UK	1,586	2,540	3,025
Total	**12,441**	**26,828**	**21,348**

35. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

35. Financial instruments and risk management continued

During the year ended 31 March 2003, the group's net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group's interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps. The group's fixed:floating interest rate profile therefore remains at 88:12 at 31 March 2003.

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, its sales of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction. The proceeds of the rights issue and sale of assets were applied mainly in reducing short-term borrowings. The group repaid substantially all its medium-term notes and commercial paper in that year. As a result of the demerger of the mmO_2 business including its European operations, the group swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, enabled the group to maintain its fixed:floating ratio at 88:12 at 31 March 2002.

During the year ended 31 March 2001, net debt increased from £8.7 billion to £27.9 billion mainly as a result of the group making acquisitions of businesses and third-generation mobile licences. This increase in debt was funded primarily by the issuance of long-term debt together with use of the group's medium-term note programme. As a result of this, together with the group's interest rate swap activity, the borrowing profile changed during that year from one mainly at floating rates to one with a fixed:floating rate ratio of approximately 70:30. This change was in line with the group's intention to limit the group's exposure to interest rate increases given the substantial size of the group's debt portfolio at the time. During the second quarter of the year ended 31 March 2001, it was not practical for the group to issue longer-term debt in the global capital markets. The group therefore pre-hedged its desired fixed rate profile by transacting £9.3 billion of interest rate swaps with maturities ranging from five to 30 years at a weighted average fixed interest payable rate of 6.2%.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2003 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2003, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,170 million (2002 – £7,870 million).

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year. The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2003, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £14,545 million (2002 – £16,670 million).

The fair values of forward foreign currency contracts at 31 March 2003 were £673 million (2002 – £864 million) for purchases of currency and £1,041 million (2002 – £1,582 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

35. Financial instruments and risk management continued
At 31 March 2003, the group had deferred unrealised gains of £2 million (2002 – £1 million) and losses of £nil (2002 – £13 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £10 million (2002 – £20 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

(c) Concentrations of credit risk and credit exposures of financial instruments
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's interest charge by approximately £32 million per annum. BT's current rating from S&P is A minus. Based upon the total debt of £12 billion outstanding on these instruments at 31 March 2003, BT's annual interest charge would increase by approximately £60 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £30 million.

(d) Fair value of financial instruments
The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2003 and 2002. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

	Carrying amount		Fair value	
	2003 **£m**	2002 £m	**2003** **£m**	2002 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	**89**	158	**89**	158
Short-term investments[a]	**6,309**	4,588	**6,317**	4,603
Fixed asset investments[b]	**317**	373	**311**	450
Liabilities				
Short-term borrowings	**4**	78	**4**	78
Long-term borrowings, excluding finance leases[c]	**15,967**	18,750	**17,721**	19,774
Derivatives relating to investments and borrowings (net)[d]:				
Assets	**10**	427	**229**	–
Liabilities	**–**	–	**–**	234
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Assets	**2**	–	**2**	–
Liabilities	**–**	–	**–**	12

[a] The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.
[b] The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c] The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
[d] The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

35. Financial instruments and risk management continued

The following information is provided in accordance with the requirements of FRS 13 – ''Derivatives and other financial instruments: disclosures''. Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2003				2002			
Currency:	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	8,814	7,172	1	15,987	11,809	5,686	–	17,495
US dollar	–	–	–	–	118	–	–	118
Euro	–	–	18	18	173	611	43	827
Total	**8,814**	**7,172**	**19**	**16,005**	12,100	6,297	43	18,440

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2003		2002	
Currency:	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	8.5	13	8.5	12
US dollar	–	–	8.0	7
Euro	–	–	6.7	8
Total	**8.5**	**13**	8.5	12

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 24.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

	2003				2002			
Currency:	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	455	5,972	255	6,682	13	4,724	255	4,992
US dollar	–	–	2	2	–	–	4	4
Euro	–	–	19	19	–	–	79	79
Other	–	–	41	41	–	–	35	35
Total	**455**	**5,972**	**317**	**6,744**	13	4,724	373	5,110

The sterling fixed rate financial assets yield interest at a weighted average of 4.3% (2002 – 4.3%) for a weighted average period of 16 months (2002 – 39 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

35. Financial instruments and risk management continued

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ''functional'') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

					2003					2002
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	–	–	1	1	–	1	(1)	–	–
Euro	3	(6)	–	–	(3)	27	(42)	–	8	(7)
Other	1	3	–	–	4	–	–	–	–	–
Total	**4**	**(3)**	**–**	**1**	**2**	**27**	**(41)**	**(1)**	**8**	**(7)**

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2003, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading	2003 £m	2002 £m
Net gain included in profit and loss account	**34**	50
Fair value of financial assets held for trading at 31 March	**2,610**	1,510

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2003 did not differ materially from the year end position.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2003 and 31 March 2002 are as follows:

	2003		2002	
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	**16**	**27**	27	7
unrecognised at the balance sheet date	**1,088**	**878**	99	772
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	**140**	**128**	71	73
expected to be recognised in the following year:				
unrecognised at balance sheet date	**16**	**1**	22	61
carried forward in the year end balance sheet pending, recognition in the profit and loss account[a]	**104**	**106**	16	27

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

During the year ended 31 March 2003, the group entered into two derivatives contracts as an investment in a UK listed equity, with limited net overall exposure. At 31 March 2003, the two contracts had a net value of £nil, consisting of a futures purchase contract with a fair value of £68 million and a futures sale contract with a fair value of £68 million.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2003 totalled approximately £575 million (2002 – £2,100 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

United States Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

I Differences between United Kingdom and United States Generally Accepted Accounting Principles
The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a) Sale and leaseback of properties
Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs
Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c) Accounting for redundancies
Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees.

(d) Capitalisation of interest
Under UK GAAP, the group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2003 under US GAAP, gross capitalised interest of £461 million (2002 – £330 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

(e) Goodwill
Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life.

Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. With effect from 1 April 2002 BT has adopted SFAS No. 142, and goodwill is no longer amortised but tested annually for impairment. In connection with the adoption of SFAS No. 142, transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, a goodwill impairment charge of £54 million has been recognised during the year ended 31 March 2003. Goodwill of £20 million amortised under UK GAAP is written back through the income statement.

(f) Mobile cellular telephone licences, software and other intangible assets
Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives of 20 years.

I   Differences between United Kingdom and United States Generally Accepted Accounting Principles continued

(g) Financial instruments

Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively.

Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the profit and loss account. The reassessment and purchase of derivatives in the year ended 31 March 2003 gave rise to an adjustment increasing net income by £610 million net of tax (2002 – reduction £20 million). The net unrealised holding gain on available-for-sale securities for the year ended 31 March 2003 was £22 million (2002 – £271 million, 2001 – £8 million). SFAS No. 133 became effective for BT on 1 April 2001 and the unamortised transitional adjustment of £26 million net of tax remains in shareholders equity at 31 March 2003.

(h) Deferred gain

Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

(i) Investments in associates

Under UK GAAP, the economic interest in the associates' operating profits before minority interest is reported as part of the total operating profit. For those associates in which a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

(j) Deferred taxation

Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. As a result of changes in circumstances, previously recognised deferred tax liabilities have been released in the 2003 financial year. At 31 March 2003 total deferred tax liabilities were £2,806 million, primarily in respect of accelerated capital allowances and total deferred tax assets were £2,491 million, primarily in respect of pension obligations.

(k) Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(l) Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

(m) Discontinued operations

Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under SFAS No. 144 would be reported as discontinued operations.

(n) Directories in progress

Under UK GAAP, the cost of classified advertising directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress comprise only the incremental direct costs associated with selling and creating the directories. Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at retail value under US GAAP. Under UK GAAP, this difference is included in goodwill.

(o) Employee share plans

Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(p) Disposals of businesses

There are timing differences between UK and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(q) Sale of investments and group undertakings

In November 2001, the group sold its mmO_2 business to mmO_2 plc for £18,489 million. Under UK GAAP, the transaction was recorded as a sale and BT recognised a loss on the sale in the amount of £992 million. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group's parent at the time of the transaction.

(r) Property rationalisation provision

Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the Group's London office property portfolio was recognised. Under US GAAP, in accordance with SFAS No. 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties.

II   Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income Years ended 31 March	2003 £m	2002 £m	2001 £m
Net income (loss) applicable to shareholders under UK GAAP	2,686	3	(1,870)
Re-statement for deferred tax under FRS 19	–	–	60
Net income (loss) applicable to shareholders under UK GAAP as previously reported	2,686	3	(1,810)
Adjustment for:			
Sale and leaseback of properties	(114)	(1,178)	–
Loss on sale of group undertakings	–	992	–
Pension costs	(177)	(106)	(42)
Redundancy charges	–	(140)	(453)
Capitalisation of interest, net of related depreciation	(17)	398	348
Goodwill	(35)	11	(55)
Mobile licences, software and other intangible asset capitalisation and amortisation, net	(26)	(32)	(32)
Financial instruments	731	23	(133)
Deferred gain	–	313	(71)
Impairment	(24)	147	–
Employee share plans	(11)	(8)	(38)
Property rationalisation provision	147	–	–
Directories in progress	–	–	(82)
Disposals of businesses	130	254	–
Deferred taxation	976	(1,320)	(64)
	4,266	(643)	(2,432)
Tax effect of US GAAP adjustments	(132)	(89)	75
Net income (loss) as adjusted for US GAAP	**4,134**	**(732)**	**(2,357)**

In the 2003 financial year all the adjustments relate to continuing operations (2002 – £2,009 million reduction, 2001 – £823 million reduction). Net income from continuing operations was £4,134 million (2002 – £1,680 million loss, 2001 – £809 million).

The adjustments to net income relating to discontinued operations are £nil (2002 – £1,274 million, 2001 – £276 million).

Shareholders' equity At 31 March	2003 £m	2002 £m
Ordinary shareholders' equity (UK basis)	21,127	18,127
Adjustment for:		
Sale and leaseback of properties	(1,292)	(1,178)
Sale of investments and group undertakings	(18,489)	(18,489)
Pension costs	(6,371)	(3,003)
Capitalisation of interest, net of related depreciation	225	250
Goodwill	113	186
Mobile licences, software and other intangible asset capitalisation and amortisation	–	482
Financial instruments	86	(592)
Impairment	124	147
Disposals of businesses	–	120
Property rationalisation provision	147	–
Deferred taxation	(63)	(1,375)
Dividend declared after the financial year end	366	173
	(4,027)	(5,152)
Tax effect of US GAAP adjustments	1,765	901
Shareholders' equity as adjusted for US GAAP	**(2,262)**	**(4,251)**

III Minority interests

Under US GAAP, the income to minority interests would have been reduced by £27 million (2002 – £26 million, 2001 – £122 million) after accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2002 – £26 million higher) after adjusting for financial instruments.

IV Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, are included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2003 £m	2002 £m	2001 £m
Net cash provided by operating activities	3,395	1,455	5,515
Net cash provided by (used in) investing activities	1,253	3,049	(22,785)
Net cash provided by (used in) financing activities	(2,854)	(5,611)	18,311
Net increase (decrease) in cash and cash equivalents	1,794	(1,107)	1,041
Effect of exchange rate changes on cash	13	(50)	(15)
Cash and cash equivalents under US GAAP at beginning of year	1,124	2,281	1,255
Cash and cash equivalents under US GAAP at end of year	2,931	1,124	2,281
Short-term investments with original maturities of less than three months	(2,842)	(966)	(1,869)
Cash at bank and in hand under UK GAAP at end of year	**89**	**158**	**412**

V Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2003, the group held trading investments (as defined by US GAAP) with fair values totalling £935 million (2002 – £1,260 million). Held-to-maturity securities at 31 March 2003 and 2002 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments	2,563	2,563
Total at 31 March 2003	**2,563**	**2,563**
Commercial paper, medium-term notes and other investments	2,370	2,370
Total at 31 March 2002	2,370	2,370

The contractual maturities of the held-to-maturity debt securities at 31 March 2003 were as follows:

	Cost £m	Fair value £m
Maturing on or before 31 March 2004	1,663	1,663
Maturing after 31 March 2004	900	900
Total at 31 March 2003	**2,563**	2,563

VI Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.5% (2002 – 6.5%, 2001 – 6.25%). The components of the pension cost for the main pension scheme comprised:

	2003 £m	2002 £m	2001 £m
Service cost	**453**	564	580
Interest cost	**1,707**	1,739	1,673
Expected return on scheme assets	**(1,813)**	(1,863)	(1,850)
Amortisation of prior service costs	**24**	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	**52**	52	52
Recognised gains	**(22)**	(67)	(133)
Additional cost of termination benefits	**60**	140	349
Pension cost for the year under US GAAP	**461**	589	695

VI Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2002 and 31 March 2003, based on the valuations at 1 January 2002 and 1 January 2003, respectively, is given below.

Minimum liability, intangible asset and other comprehensive income	2003 £m
Plan assets at fair value	22,757
Accumulated benefit obligation	28,551
Minimum liability	5,794
Net amount recognised at end of year	(2,497)
Minimum additional liability	3,297
Intangible asset as at 31 March 2003:	
Unrecognised net transition obligation	(2)
Unrecognised prior service cost	(103)
Accumulated other comprehensive income	**3,192**

Changes in benefit obligation	2003 £m	2002 £m
Benefit obligation at the beginning of the year	29,097	31,184
Service cost	453	564
Interest cost	1,707	1,739
Employees' contributions	156	180
Additional cost of termination benefits	60	140
Actuarial movement	152	(3,428)
Other changes	13	27
Benefits paid or payable	(1,361)	(1,309)
Benefit obligation at the end of the year	**30,277**	**29,097**

Changes in scheme assets	2003 £m	2002 £m
Fair value of scheme assets at the beginning of the year	26,597	29,031
Actual return on scheme assets	(3,255)	(2,355)
Employers' contributions[a]	607	1,023
Employees' contributions	156	180
Other changes	13	27
Benefits paid or payable	(1,361)	(1,309)
Fair value of scheme assets at the end of the year	**22,757**	**26,597**

Funded status under US GAAP	2003 £m	2002 £m
Projected benefit obligation in excess of scheme assets	(7,520)	(2,500)
Unrecognised net obligation at date of initial application of SFAS No. 87[b]	2	54
Unrecognised prior service costs[c]	103	127
Other unrecognised net actuarial (gains)/losses	4,918	(324)
Net amount recognised under US GAAP	(2,497)	(2,643)

[a] The employers' contributions for the year ended 31 March 2003 includes special contributions of £200 million paid on 11 December 2002 and £129 million paid on 12 December 2002 (2002 – £300 million paid on 21 November 2001 and £300 million paid on 4 December 2001).
[b] The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c] Unrecognised prior service costs on scheme benefit improvements, are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 January 2002 and 1 January 2003:

	2003 per annum %	2002 per annum %
Discount rate	5.6	6.0
Rate of future pay increases	3.8	4.0
Rate of future pension increases	2.25	2.5

The accumulated benefit obligation at 31 March 2003 was £28,551 million (2002 – £27,127 million).

VII US GAAP developments

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 ''Accounting for Asset Retirement Obligations'' which is applicable to financial years commencing after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if it is possible to make a reasonable estimate of the fair value. The associated asset retirement costs are required to be capitalised as part of the carrying value of the long lived asset. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities'' which is applicable to disposals initialised after 31 December 2002. The Statement requires costs associated with exit or disposal activities to be recognised when the costs are incurred rather than at the date of the commitment to an exit or disposal plan. Accordingly, we have reflected the impact of SFAS No. 146 in the 2003 financial year. The adoption of SFAS No. 146 may apply to future activities which are not currently envisaged and accordingly it is not possible to assess the impact of SFAS No. 146 on any such activities at the time.

In December 2002, the FASB issued SFAS No. 148, ''Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123'' which is applicable to financial years beginning after 15 December 2002. The Statement permits two additional transition methods for an entity voluntarily adopting fair value based accounting for stock based compensation. It also amends the disclosure requirements to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. This Statement does not have a significant impact on the consolidated financial statements as SFAS No. 123 continues to be satisfied for disclosure purposes only.

In April 2003 the FASB issued SFAS No. 149 ''Amendment of Statement 133 on Derivative Instruments and Hedging Activities''. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. BT is currently evaluating the impact of this change.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.'' FIN 45 requires that certain guarantees must be recognised at fair value. FIN 45 also requires disclosure of detailed information about each guarantee or group of guarantees. The disclosure requirements are effective for financial statements ending after 15 December 2002. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after 31 December 2002. FIN 45 could have an impact on the future results of BT depending on guarantees issued; however, at this time the adoption of this statement did not have a material impact on BT's consolidated financial statements.

In January 2003, the FASB issued FIN 46, ''Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (ARB) No. 51.'' FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after 31 January 2003, and to VIEs in which the entity obtains an interest after that date. This statement is not expected to have a material impact on BT's consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, ''Revenue Arrangements with Multiple Deliverables.'' The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into after 15 June 2003. BT is currently evaluating the impact of this new pronouncement.

In January 2003, the EITF reached a consensus on EITF 02-18, ''Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition.'' This consensus states that if the additional investment, in whole or in part, represents the funding of prior losses, the investor should recognise previously suspended losses. When appropriate to recognise prior losses, the amount recognised would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus is effective for additional investments made after 5 February 2003. this consensus is not expected to have a material impact on BT's consolidated financial statements.

Subsidiary undertakings, joint ventures and associates

BT plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2003, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
BT Pty Limited[de]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT (Hong Kong) Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Fleet Limited[d]	Fleet management company	100% ordinary	UK
BT Global Networks Limited[d]	International telecommunication network systems provider	100% ordinary	UK
BT Holdings Limited[d]	Investment holding company	100% ordinary	UK
BT Ignite GmbH & Co OHG[d]	Communication related services and products provider	100% ordinary	Germany
BT Nederland NV[df]	Communication related services and products provider	100% ordinary	Netherlands
BT Americas Inc.[dg]	Communication related services and products provider	100% common	USA
BT Property Limited[d]	Property holding company	100% ordinary	UK
BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK
BT Ignite Espana SAU[d]	Communication related services and products provider	100% ordinary	Spain
BT Limited[dh]	International telecommunication network systems provider	100% ordinary	International
BT US Investments LLC[d]	Investment holding company	100% ordinary	USA
Communication Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK
Communication Global Network Services Limited[d]	Communication related services and products provider	100% ordinary	Bermuda
Esat Telecommunications Limited[d]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Syntegra Limited[d]	Systems integration and application development	100% ordinary	UK
Syntegra Groep BV[d]	Systems integration and application development	100% common	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc.[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a] The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b] The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c] All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc, which are incorporated in the Netherlands and USA, respectively.
[d] Held through intermediate holding company.
[e] In May 2003, BT Australasia Pty Limited changed its name to BT Pty Limited.
[f] In December 2002 BT Ignite Nederland BV was merged into BT Ignite Nederland Holding NV. In the same month BT Ignite Nederland Holding NV changed its name to BT Nederland NV.
[g] In December 2002, BT North Americas Inc. changed its name to BT Americas Inc.
[h] In April 2003, BT (Worldwide) Limited changed its name to BT Limited.

b = billions m = millions	Activity	Share capital Issued[a]	Share capital Percentage owned	Country of operations[b]
Joint Ventures				
Albacom SpA	Communication related services and products provider	€417m	45.5%[c]	Italy
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386b	16.59%	Republic of South Korea

[a] Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b] All overseas companies are incorporated in their country of operations.
[c] Held through a BT subsidiary, 50.5% BT owned. Economic holding is 23%.

Additional information for shareholders

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements refer to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; BT's network development and expansion plans; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third party service providers; and those preceded by, followed by, or that include the words ''believes'', ''expects'', ''anticipates'', ''intends'' or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance.

Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the Telecommunications Act 1984, British Telecommunications plc was incorporated in England and Wales under the Companies Acts 1948 to 1981 on 1 April 1984 as a public limited company wholly owned by the UK Government. The transfer of property, rights and liabilities of the corporation to British Telecommunications plc was made on 6 August 1984.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. The share sale was fully subscribed. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993. Subsequently, in September 1997, the UK Government redeemed at par a special rights redeemable preference share to which certain special rights attached.

In 1985, Cellnet was launched as a joint venture between British Telecom and Securicor which held 40% of the company. BT acquired full control of Cellnet (now O_2 UK – part of mmO_2 plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert. On 1 April 2002, BT completed the unwind of Concert, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

BT Group was formed when the mmO_2 business, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group's shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The company's registered office address is 81 Newgate Street, London EC1A 7AJ. The company's agent in the USA is Jan Vinokour, 350 Madison Avenue, New York, NY 10017.

Notes prices

On 5 December 2000 we issued four series of notes comprising US$2.8 billion notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes).

The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

| | Thirty-year Notes | | Ten-year Notes | | Five-year Notes | | Three-year Notes | |
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2001								
First quarter	–	–	–	–	–	–	–	–
Second quarter	–	–	–	–	–	–	–	–
Third quarter	104.091	100.577	103.347	100.277	101.778	100.115	100.45	100.32
Fourth quarter	109.333	100.325	106.132	101.421	103.871	101.370	100.65	99.88
Full period	109.333	100.325	106.132	100.277	103.871	100.115	100.65	99.88
Year ended 31 March 2002								
First quarter	110.6	102.066	107.618	103.118	106.364	102.887	101.65	100.18
Second quarter	114.87	107.868	111.547	106.272	108.337	105.494	101.93	100.73
Third quarter	123.489	112.193	115.603	108.370	110.012	106.261	101.25	100.75
Fourth quarter	119.173	114.458	113.038	108.620	108.902	106.058	101.48	100.88
Full period	123.489	102.066	115.603	103.118	110.012	102.887	101.93	100.18
Year ended 31 March 2003								
First quarter	115.522	108.435	111.719	107.054	108.513	106.171	101.267	100.866
Second quarter	121.502	108.565	117.172	108.928	111.532	107.193	101.135	100.567
Third quarter	130.115	117.207	120.515	114.101	112.572	109.936	100.893	100.516
Fourth quarter	131.368	124.043	122.448	118.432	113.372	111.599	101.021	100.524
Full period	131.368	108.435	122.448	107.054	113.372	106.171	101.267	100.516
Last six months								
November 2002	124.052	122.015	118.846	116.145	111.645	110.600	100.818	100.653
December 2002	130.115	126.181	120.515	117.513	112.572	110.856	100.893	100.732
January 2002	128.030	125.714	120.432	118.585	112.697	111.599	101.021	100.524
February 2003	128.582	126.406	120.945	119.361	112.896	112.353	100.770	100.643
March 2003	131.368	124.043	122.448	118.432	113.372	112.074	100.690	100.576
April 2003	132.493	127.750	122.709	120.265	113.402	112.687	100.758	100.580

Memorandum and Articles of Association

The following is a summary of the principal provisions of the company's memorandum and articles of association (''Memorandum'' and ''Articles''), a copy of which has been filed with the Registrar of Companies.

Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles

(a) Voting rights

In the following description of the rights attaching to the shares in the company, a ''holder of shares'' and a ''shareholder'' is, in either case, the person registered in the company's register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

(b) Limitation on size of shareholdings

For the purpose of these provisions, the expression ''interest'' is widely defined, it generally follows but is more extensive than the definition used in deciding whether a notification to the company would be required under Part VI of the Companies Act, 1985 (which contains requirements for the notification of interests in shares in public limited companies). Any person who has an interest in voting shares in the company of 3% or more is required to notify the company of that interest and is otherwise required to give notices in relation to interests in voting shares as currently provided in Part VI of the Companies Act.

If the Board knows that a person has an interest in the company's shares which carry 15% or more of the total votes attaching to relevant share capital (as that expression is defined in the Act), the Board must send a written notice to all persons (other than certain persons referred to below) who appear to it to have such interests and, if different, to the registered holder(s) of the shares concerned. That notice will set out the restrictions referred to below and will call for the interest concerned to be reduced to less than 15% by sale or other disposal of shares within 21 days of the giving of the notice to the registered holder(s) (or such longer period as the Board considers reasonable). No transfer of the shares comprised in the interest may be made except for the purpose of reducing the interest to less than 15% or if the notice sent by the Board is withdrawn.

If that notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board must effect the disposal on the terms as it decides, based upon advice obtained by it for the purpose.

A registered holder on whom a notice referred to above has been served is not entitled in respect of the share or shares comprised in the interest, until that notice has been withdrawn or complied with to the satisfaction of the Board, to attend or vote at any general meeting of the company or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

The Board is not required to send a notice to any person if it does not know that person's identity or address. Not delivering a notice in such case and any accidental error in or failure to give notice to a person to whom notice is required to be sent will not prevent the implementation of or invalidate any procedure under the relevant Article. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board is conclusive.

Certain specified shareholders, including a holding company of BT, are not subject to these restrictions.

(c) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i) with the sanction of any extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or

(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(d) Changes in capital

The company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of a larger amount;

(ii) divide all or part of its share capital into shares of a smaller amount;

(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv) increase its share capital.

The company may also:

(i) buy back its own shares; and

(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(e) Dividends

The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

BT can stop paying dividends if payments for two dividends in a row are sent back or not cashed or have not been able to be made. BT must start paying dividends again if the shareholder or a person entitled to the shares by transmission claims them.

(f) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. Under general law the holders of BT shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings, as BT has only one class of shares.

(g) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in such other form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

■ which is in favour of more than four joint holders; or

■ unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company's registered office or any other place the Board decides. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board asks for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

If the Board decides not to register a transfer of a share, they must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer form or instruction from the operator of the relevant system.

The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders.

(h) Untraced shareholders

BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least 12 years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(i) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, they must call one on a shareholders' requisition.

(j) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders must give the company an address within the UK to which they may be sent.

(k) Directors

Directors' remuneration

Excluding remuneration referred to below, each director will be paid such fees for his services as the Board decides, not exceeding £50,000 a year and increasing by the percentage increase of the retail prices index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra remuneration to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board considers extends beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors' votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

Directors' interests

If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
  (i) have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
  (ii) have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
  (iii) hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
  (iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors

Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.

At every annual general meeting one third of the directors (or if their number is not a multiple of three, the number nearest to but greater than one third) must retire by rotation as directors. The directors to retire are selected on the basis of time in office since their last election. Any director appointed by the directors automatically retires at the next following annual general meeting and is then eligible for election, but is not taken into account in determining which and how many directors are to retire by rotation at such meeting. A retiring director is eligible for re-election.

Directors' borrowing powers

To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding at any time is not more than three times the adjusted capital and reserves (as defined in the Articles). This affects subsidiary undertakings only to the extent that the Board can do this by exercising these rights or powers of control. This limit can be exceeded if the consent of the shareholders has been given in advance by passing an ordinary resolution.

Exchange controls and other limitations affecting security holders

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares, except in respect of the government of, or any resident of, Iraq or any person treated as so resident. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC's public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC's website at www.sec.gov.

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	No direct US equivalent. Tax payable on cash dividends treated as advance payments on the company's UK income tax due
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Employment costs	Payroll costs
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Investment in own shares	Treasury Shares
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income, earnings
Profit and loss account (statement)	Income statement
Profit and loss account (under ''capital and reserves'' in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Shareholders' equity other than paid-up capital
Share based payment	Stock compensation
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
1	**Identity of directors, senior management and advisors**	Not applicable	
2	**Offer statistics and expected timetable**	Not applicable	
3	**Key information**		
3A	Selected financial data	Omitted due to reduced disclosure format	
3B	Capitalisation and indebtedness	Not applicable	
3C	Reasons for the offer and use of proceeds	Not applicable	
3D	Risk factors	Omitted due to reduced disclosure format	
4	**Information on the company**		
4A	History and development of the company	Additional information for shareholders	
		Background	79–80
		Business review	
		Introduction	2
		Restructuring	3–4
4B	Business overview	Business review	2–5
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	79
4C	Organisational structure	Business review	
		Introduction	2
		Subsidiary undertakings, joint ventures and associates	78
4D	Property, plants and equipment	Business review	
		Property	3
5	**Operating and financial review and prospects**		
5A	Operating results	Financial review	6–19
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	79
5B	Liquidity and capital resources	Financial review	
		Capital resources	17
		Critical accounting policies	17–18
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	79
		Notes to the financial statements	
		Loans and other borrowings	55–56
		Financial commitments, contingent liabilities and subsequent events	60
		Financial instruments and risk management	65–69
5C	Research and development, patents and licences	Omitted due to reduced disclosure format	
5D	Trend information	Omitted due to reduced disclosure format	
6	**Directors, senior management and employees**		
6A	Directors and senior management	Omitted due to reduced disclosure format	
6B	Compensation	Omitted due to reduced disclosure format	
6C	Board practices	Omitted due to reduced disclosure format	
6D	Employees	Business review	2–5
		Notes to financial statements	
		People employed	65
6E	Share ownership	Omitted due to reduced disclosure format	
7	**Major shareholders and related party transactions**		
7A	Major shareholders	Omitted due to reduced disclosure format	
7B	Related party transactions	Omitted due to reduced disclosure format	
7C	Interests of experts and counsel	Not applicable	
8	**Financial information**		
8A	Consolidated statements and other financial information	See item 18 below.	
		Business review	
		Legal proceedings	5
		Additional information for shareholders	
		Dividends	81–82
8B	Significant changes	Financial review	
		Capital resources	17
		Notes to the financial statements	
		Financial commitments, contingent liabilities and subsequent events	60
9	**The offer and listing**		
9A	Offer and listing details	Not applicable	
9B	Plan of distribution	Not applicable	
9C	Markets	Not applicable	
9D	Selling shareholders	Not applicable	
9E	Dilution	Not applicable	
9F	Expenses of the issue	Not applicable	
10	**Additional information**		
10A	Share capital	Not applicable	
10B	Memorandum and articles of association	Additional information for shareholders	
		Background	79–80
		Memorandum and Articles of Association	80–83
10C	Material contracts	Omitted due to reduced disclosure format	
10D	Exchange controls	Additional information for shareholders	
		Exchange controls and other limitations affecting security holders	84

Required Item in Form 20-F	Where information can be found in this Annual Report	
Item	Section	Page
10E Taxation	Omitted due to reduced disclosure format	
10F Dividends and paying agents	Not applicable	
10G Statement by experts	Not applicable	
10H Documents on display	Additional information for shareholders	
	Documents on display	84
10I Subsidiary information	Not applicable	
11 **Quantitative and qualitative disclosures about market risk**	Financial review	
	Treasury policy	16–17
	Foreign currency and interest rate exposure	17
	Notes to the financial statements	
	Financial instruments and risk management	65–69
12 **Description of securities other than equity securities**	Not applicable	
13 **Defaults, dividend arrearages and delinquencies**	Not applicable	
14 **Material modifications to the rights of security holders and use of proceeds**	Not applicable	
15 **Controls and Procedures**	Report of the directors	
	US Sarbanes-Oxley Act of 2002	21
16 **[Reserved]**		
17 **Financial statements**	Not applicable	
18 **Financial statements**	Report of the independent auditors	23
	Accounting policies	24–26
	Consolidated financial statements	24–69
	United States generally accepted accounting principles	70–77



British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
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